Shareholder "Rap" Session

With Gentex Chairman of the Board and Chief Executive Officer Fred Bauer



Gentex Corporation 2007 Annual Report

15-YEAR SUMMARY OF FINANCIAL DATA

Summary of Operations For The Year	2007	2006	2005	2004	2003
Net Sales	**$653,933**	$572,267	$536,484	$505,666	$469,019
Cost of goods sold	**426,236**	373,163	337,844	297,920	272,518
Gross profit	**227,697**	199,104	198,640	207,746	196,501
Gross profit margin	**34.8%**	34.8%	37.0%	41.1%	41.9%
Research and development expenses	**50,715**	41,774	35,059	30,834	26,614
Selling, general & administrative expenses	**38,166**[3]	30,883	27,286	26,846	23,312
Operating income	**138,816**	126,447	136,295	150,066	146,575
Percent of net sales	**21.2%**	22.1%	25.4%	29.7%	31.3%
Interest expense	-	-	-	-	-
Interest and other income	**40,923**	32,527	23,600	15,666	11,589
Income before taxes	**179,739**	158,974	159,895	165,733	158,164
Percent of net sales	**27.5%**	27.8%	29.8%	32.8%	33.7%
Income taxes	**57,609**	50,213	50,367	53,076	51,403
Tax rate	**32.1%**	31.6%	31.5%	32.0%	32.5%
Net income	**122,130**[4]	108,761	109,528	112,657	106,761
Percent of net sales	**18.7%**	19.0%	20.4%	22.3%	22.8%
Return on average equity	**16.2%**	14.1%	13.5%	15.3%	16.8%
Earnings per share - diluted	**$0.85**[4]	$0.73	$0.70	$0.72	$0.69
Price/earnings ratio range	**27-17**	29-17	29-22	33-21	33-17
Weighted average common shares outstanding - diluted	**144,070**	148,494	157,031	156,721	155,369
Capital expenditures	**54,524**	48,193	53,533	30,535	22,248
Financial Position At Year-End					
Cash and short-term investments	**$397,989**	$328,228	$507,014	$494,880	$393,607
Long-term investments	**155,384**	146,216	132,525	122,174	145,616
Total current assets	**528,494**	446,878	618,988	592,609	485,349
Total current liabilities	**68,363**	57,363	58,088	50,856	50,480
Working capital	**460,131**	389,515	560,900	541,753	434,869
Plant and equipment - net	**205,610**	184,134	164,030	135,649	126,807
Total assets	**898,023**	785,028	922,646	856,859	762,530
Long-term debt, including current maturities	-	-	-	-	-
Shareholders' investment	**806,812**	702,694	841,595	783,280	693,643
Debt/equity ratio (including current maturities)	-	-	-	-	-
Common shares outstanding	**144,754**	142,476	156,044	155,734	154,082
Book value per share	**$5.57**	$4.93	$5.39	$5.03	$4.50
Cash dividend declared per share	**$0.40**	$0.37	$0.35	$0.32	$0.15

1. Includes litigation settlements of $4,000,000 in 1996.
2. Patent litigation settlement negatively impacted net income by $2,680,000 (after tax) and earnings per share by $0.02.
3. Includes litigation judgment of $2,885,000 in 2007.
4. Litigation judgment negatively impacted net income by $1,900,000 (after tax) and earnings per share by $0.01.

In thousands, except Gross profit margin, Percent of net sales on Income and Net Income, Tax rate, Return on average equity, Per share data, Price/earnings ratio and Debt/Equity ratio. All per share data has been adjusted to reflect the two-for-one stock splits effected in the form of 100 percent common stock dividends issued to shareholders in June 1993, June 1996, June 1998 and May 2005

GENTEX
CORPORATION

2002	2001	2000	1999	1998	1997	1996	1995	1994	1993
$395,258	$310,305	$297,421	$262,155	$222,292	$186,328	$148,708	$111,566	$89,762	$63,664
235,611	188,302	172,468	148,820	131,901	118,941	93,583	67,767	51,319	38,452
159,647	122,003	124,953	113,335	90,391	67,387	55,125	43,799	38,443	25,212
40.4%	39.3%	42.0%	43.2%	40.7%	36.2%	37.1%	39.3%	42.8%	39.6%
22,973	20,685	16,901	13,755	10,984	9,079	7,538	5,958	4,904	4,176
21,474	19,259	17,641	14,058	12,065	10,825	15,748[1]	12,879	10,567	7,182
115,200	82,059	90,411	85,522	67,343	47,482	31,840	24,962	22,972	13,854
29.1%	26.4%	30.4%	32.6%	30.3%	25.5%	21.4%	22.4%	25.6%	21.8%
-	-	-	-	-	-	-	-	-	8
11,873	14,558	14,112	10,693	7,320	4,707	3,642	2,969	1,698	900
127,073	96,618	104,523	96,216	74,663	52,189	35,482	27,931	24,670	14,746
32.1%	31.1%	35.1%	36.7%	33.6%	28.0%	23.9%	25.0%	27.5%	23.2%
41,302	31,401	33,979	31,352	24,356	16,959	11,519	9,036	8,204	4,901
32.5%	32.5%	32.5%	32.6%	32.6%	32.5%	32.5%	32.4%	33.3%	33.2%
85,771	65,217	70,544	64,864	50,307	35,230	23,963[2]	18,895	16,466	9,845
21.7%	21.0%	23.7%	24.7%	22.6%	18.9%	16.1%	16.9%	18.3%	15.5%
16.3%	14.8%	19.6%	23.4%	24.5%	23.4%	21.5%	22.7%	27.2%	23.2%
$0.56	$0.43	$0.47	$0.43	$0.34	$0.24	0.172	$0.14	$0.12	$0.07
30-21	40-21	43-17	41-19	32-16	28-17	40-16	25-14	36-19	60-17
153,205	151,744	151,036	149,993	147,233	143,923	142,049	137,022	135,951	133,949
32,561	45,298	21,617	21,968	24,596	16,383	16,424	4,862	6,160	3,393

$215,651	$205,644	$138,443	$94,734	$74,063	$41,131	$48,534	$34,277	$19,331	$13,307
203,359	132,771	153,016	125,817	78,744	70,291	33,945	32,146	26,282	13,612
276,798	259,858	190,556	138,216	115,357	75,919	72,696	68,611	36,685	27,067
29,060	20,985	19,691	16,470	14,847	14,591	11,361	14,050	8,986	5,530
247,738	238,873	170,865	121,746	100,510	61,328	61,335	42,011	27,699	21,537
124,983	110,862	81,920	71,338	59,360	42,239	31,575	18,942	17,173	13,699
609,173	506,823	428,129	337,673	254,890	189,783	140,378	109,244	80,739	55,191
-	-	-	-	-	-	-	-	-	-
573,640	479,001	402,104	317,051	237,008	173,205	127,804	94,672	71,375	49,547
-	-	-	-	-	-	-	-	-	-
152,443	150,344	148,582	146,825	144,518	141,597	138,997	135,167	132,076	129,694
$3.76	$3.19	$2.71	$2.16	$1.64	$1.22	$0.92	$0.70	$0.54	$0.38
-	-	-	-	-	-	-	-	-	-

To Our Shareholders

February 27, 2008

We are pleased to report that we posted record net sales, net earnings and earnings per share for the year ended December 31, 2007. As you can all imagine, this performance did not come easily, but if you've been a longtime shareholder of Gentex Corporation ("Gentex" or the "Company"), I believe that you'll understand that we are known for our perseverance, even in very volatile markets.

We completed the year by reporting a 14 percent increase in record net sales to $653.9 million compared with $572.3 million for the year ended December 31, 2006. We exceeded our beginning of the year expectations for top line growth, primarily due to a richer mix of products that we shipped during the year, including SmartBeam®, the intelligent high-beam headlamp assist system that we started shipping in the 2005 model year, and the new Rear Camera Display (RCD) Mirror, which we started shipping this year. Each of those products have incremental average selling prices that are at least three times higher than the price of one base feature auto-dimming rearview mirror, and there appears to be market demand for each.

The Company's sales continued to grow, despite reduced vehicle production levels at the traditional "Big Three" automakers in North America. Our business strategy many years ago was to work to diversify our customer base so that eventually our percentage of business with each automaker would approximately reflect that automaker's percent-



Fred T. Bauer, Chairman of the Board and Chief Executive Officer

age of global market share, and we believe that we are on our way to doing that. We also have an excellent portfolio of high value-added products to offer our customers, and a number of those products are just starting to get some traction, such as SmartBeam® and the new RCD Mirror.

For the year ended December 31, 2007, net income increased by 12 percent to a record $122.1 million compared with $108.8 million in calendar year 2006. Earnings per share on a fully diluted basis increased by 16 percent to a record 85 cents for the year ended December 31, 2007, compared with 73 cents in calendar 2006.

During calendar year 2007, the Company's financial results were negatively impacted by approximately $4.8 million (pre-tax, reported in Engineering, Research and Development Expense) in legal expenses related to litigation between the Company and K.W. Muth and Muth Mirror Systems LLC (collectively "Muth"). The litigation related to exterior mirrors with turn signal indicators. A trial took place in Wisconsin in July 2007, and in December 2007, the Court found that Muth's patents were invalid and unenforceable, and that Gentex's Razor Mirror product does not infringe Muth's patents at issue in the suit. However, the Court did find that Gentex had breached the agreement between the two companies and entered a judgment against Gentex in the amount of $2.9 million for breach of contract. In accordance with generally accepted accounting principles, the Company recorded a pre-tax charge of $2.9 million in the fourth quarter of 2007.

On February 15, 2008, the Company entered into a Settlement And Release Agreement And Covenants Not To Sue ("Agreement") with Muth that is subject to Bankruptcy Court approval. Per the Agreement, the parties agreed to settle the Court's judgment against Gentex for damages related to breach of contract at a reduced amount of $2,550,000, compared with the original $2,885,000 judgment originally entered by the Court. In addition, under the Agreement the parties agreed to grant the other party a ten-year covenant not to sue for each company's core business, to release each other from all claims that occurred in the past, and not appeal the Court's rulings. Once the Agreement is approved by the Bankruptcy Court, the adjustment to the original judgment for damages will be reflected in the Company's financial results for the first quarter of 2008. The original judgment was reflected in the Company's financial results for the year ended December 31, 2007. Gentex anticipates that the Bankruptcy Court will approve the Agreement.

The Company's gross margin increased from 2006 to 2007, primarily due to higher top-line growth, allowing the Company to leverage its fixed overhead, as well as purchasing cost reductions and manufacturing yields, which were partially offset by annual price reductions to the Company's customers.

In the fourth quarter of 2007, the Company reached an agreement in the ordinary course of business to be the sole supplier of RCD Mirrors for model years 2011 to 2015 for a large customer. The Company has not yet announced any RCD Mirror business awards with that customer at this time.

For the year ended December 31, 2007, auto-dimming mirror unit shipments to customers in North America increased by 10 percent to approximately 6.7 million compared with the same period last year. North American light vehicle production declined by two percent for the year ended December 31, 2007, compared with the same period in 2006.

For the year ended December 31, 2007, auto-dimming mirror unit shipments to offshore customers increased by 16 percent to approximately 8.5 million compared with the same period last year. Light vehicle production in Europe increased by six percent, and production increased by three percent in Japan and Korea for the year ended December 31, 2007, compared with the same periods in 2006.

Automotive revenues increased by 15 percent to $630.1 million for the year ended

December 31, 2007, compared with the same period in 2006. Fire Protection revenues were approximately flat at $23.8 million year over year.

We continue to make significant progress with adding high value-added features to our interior auto-dimming mirrors, such as SmartBeam and the RCD Mirror. These features are the primary reasons for the growth in Engineering, Research and Development Expense, which we believe is an indicator of new business that we will begin shipping in two to three years going forward. In addition, we made our first prototype shipments for the dimmable windows for the new Boeing 787 Dreamliner series of aircraft. Following are updates on each feature.

SmartBeam

SmartBeam is the high beam headlamp assist system that the Company developed and introduced in the 2005 model year. For the 2007 calendar year, the Company shipped approximately 304,000 SmartBeam units, which was at the lower end of our expectations, primarily due to production cuts on light vehicles in North America. Option rates have remained strong at 25-30% on average. For the 2008 calendar year, we currently expect to ship approximately 350,000 to 400,000 SmartBeam units. There are a number of follow-on SmartBeam programs for existing and new customers scheduled for the 2009 calendar year.

Rear Camera Display (RCD) Mirror

The Company's RCD Mirror consists of a proprietary liquid crystal display (LCD) device that shows a panoramic video view of objects behind the vehicle in real time. When the vehicle is put in "reverse", the display illuminates and automatically appears through the rearview mirror's reflective surface to give a high resolution, bright-colored image. The image is generated by a camera or cameras placed in a protected area at the rear of the vehicle. When the vehicle is put in "drive", the display in the mirror automatically disappears. The ability to automatically have the display appear through the automatic-dimming mirror's surface is made possible by utilizing proprietary "transflective" coatings developed by Gentex.

The RCD Mirror is currently offered as original equipment as a stand-alone option on four Ford and Lincoln programs, as well as on the Kia Mohave for the Korean market. The RCD Mirror is also offered on a number of port- or dealer-installed programs. The Company shipped approximately 65,000 RCD Mirror units in calendar year 2007, and currently estimates that it will ship between 250,000 and 300,000 in calendar year 2008. Based on the Company's current forecast, Gentex estimates that RCD Mirror shipments could more than double in calendar year 2009 compared with calendar year 2008.

The automakers currently offering Gentex's RCD Mirror are doing so absent any legislation with respect to expanding the field of view on light vehicles so that drivers can detect objects directly behind their vehicles, and made the decision to offer the product before any legislation was pending or adopted. There currently is pending legislation, called the "Kids Transportation Safety Act of 2007," which passed in the U.S. House of Representatives and was introduced into the U.S. Senate on December 19, 2007. This Bill orders the Secretary of Transportation at the National Highway Traffic Safety Administration (NHTSA) to initiate rulemaking to revise the federal standard to expand the field of view on light vehicles in the United States so that drivers can detect objects directly behind vehicles. The requirements may be met by the use of additional mirrors, sensors, cameras or other technology. NHTSA has conducted some independent studies already and appears to us to be leaning toward the use of camera-based systems, such as the RCD Mirror that the Company offers. It appears that the Bill has sufficient momentum to pass in the U.S. Senate and to be signed into law sometime during 2008. Once it is signed into law, the timeline is approximately seven years from the date of the initiation of rulemaking by NHTSA until automotive manufacturers will be required to comply with the rules.

Based on the interest level of current customers and those with whom we have development programs, absent any legislation, we currently expect adoption by many automakers in the near future. If the legislation does pass, we believe that automakers will want to comply with the new regulations at the beginning of a vehicle cycle (to avoid additional tooling costs later in the vehicle's cycle). Most vehicle cycles run five to six years, on average.

Dimmable Aircraft Windows

We began shipping prototype parts for the first test planes for the Boeing 787 Dreamliner series of aircraft at mid year 2007. Boeing has now announced two delays for the final deliveries of aircraft to customers. The latest information is that the first planes will go into service in early 2009. Based on Boeing's latest communication to us as a supplier, we are expected to deliver our first production shipment in early 2008. Other aircraft manufacturers have expressed interest in this technology and we continue to work on those potential programs with PPG Aerospace.

Other Technologies

As noted above, the Court's decision that Gentex's new Razor exterior mirror product does not infringe Muth's patent is good news for the Company moving forward, as it allows Gentex to provide auto-dimming mirrors with Razor turn signals and other value-added features in the exterior mirror. The Company has also begun shipping *non*-auto-dimming exterior mirrors with a side blind zone feature in low volume.

We have additional programs for non-auto-dimming exterior mirrors forecasted to start shipping in 2008, with additional programs slated for calendar year 2009. In addition, at a customer's request, we are shipping Gentex's proprietary microphone units that are being incorporated into prismatic non-auto-dimming interior mirrors. We do not expect those units or revenues to be significant in 2008.

Future Products

The Company continues to invest in engineering, research and development in the area of new products that utilize CMOS image sensors (camera on a chip) products that will sense a number of different obstacles in the vehicle's path, white line detection (lane departure warning), etc. Each of these sensors requires different degrees of resolution (for instance, the Company's SmartBeam product requires a very low-level resolution camera – basically a very sophisticated light sensor, whereas white line detection will require a high-resolution camera-type sensor). The Company's approach to the market has always been to work toward developing low-cost products that automakers may sell to consumers in the millions, as opposed to significantly higher-cost products that will likely only penetrate the top 5-10 percent of the market. We continue to proceed with product development with this philosophy in mind, and are hopeful that we will be successful in developing competing, lower-cost products compared to the higher-cost products that some other manufacturers are working toward.

Future Estimates

For calendar year 2008, we anticipate that our top line growth will increase by approximately 10 percent over the same prior-year period, based on the current forecast for product mix, light vehicle production levels and take rates. Based on the current forecast, the Company's gross margin for all of calendar year 2008 could improve by 25 to 50 basis points compared with the gross margin reported for calendar year 2007, primarily depending upon top line growth and purchasing cost reductions. The Company is hopeful that those items, along with Value Added Value Engineering (VAVE) initiatives and improved yields, will offset inevitable annual customer price reductions.

The Company's current 2008 forecast is based on CSM's preliminary mid-January forecast for light vehicle production in the first quarter of 3.6 million units for North America, 5.6 million units for Europe and 4.0 million units for Japan and Korea. Based on that same forecast, CSM is expecting light vehicle production of 14.4 million units for North America, 21.9 million units for Europe and 14.9 million units for Japan and Korea for calendar year 2008.

About This Report

One thing you'll definitely notice with this annual report is that we decided this year to do a "Form 10-K Wrap" instead of a significantly more expensive annual report, but have continued to provide certain popular supplemental material (such as the 15-Year Summary of Financial Data). We took this step to reduce the dollars spent on the annual report and redirect those dollars to marketing projects that we hope will accelerate the sales of auto-dimming mirrors and advanced electronic features. We've received good feedback from the majority of our shareholders as we move toward complete electronic communication, but felt it was important to ease our way into it. For those individuals who desire to see more graphic and colored materials related to our products, we urge you to visit our web site at *http://www.gentex.com*. For the latest update that we are using with shareholders and potential investors, please click on "Investor Information" and look at the presentation that is located in the menu on the left side of that page.

In closing, as you can see, we have many "irons in the fire", and we are excited about our business prospects going forward. We've gone through several tough years at Gentex, primarily due to new product introductions and declining light vehicle production in North America. We now are also faced with overall deteriorating economic conditions in the U.S., which ultimately impacts the world markets.

We hope that the U.S. Congress and Senate can come up with some non-partisan solutions to stimulate the economy and get it back on a good growth track. That's not only good for business, but especially for individuals who need jobs.

Thank you for your continued interest and ownership of Gentex shares. We think that there's a bright future for those shareholders with a long-term perspective.

Best regards,

Fred T. Bauer

Fred T. Bauer, Chairman of the Board
and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(X) **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For fiscal year ended December 31, 2007.**

( ) **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.**

For the transition period from ________________________ to ___________________.

Commission File No.: 0-10235

GENTEX CORPORATION
(Exact name of registrant as specified in its charter)

Michigan (State or other jurisdiction of incorporation or organization)	**38-2030505** (I.R.S. Employer Identification No.)
600 N. Centennial Street, Zeeland, Michigan (Address of principal executive offices)	**49464** (Zip Code)

(616) 772-1800
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each Class	Name of each exchange on which registered
Common Stock, par value $.06 per share	Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes: X No: ____

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes: ____ No: X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes: X No: ____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ( )

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or a smaller reporting company. See definition of "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (Check One):

Large Accelerated Filer	X	Accelerated Filer	____
Non-Accelerated Filer	____	Smaller Reporting Company	____

Indicate by check mark whether the registrant is a shell company as (defined in Rule 12b-2).
Yes: ____ No: X

As of June 30, 2007 (the last business day of the registrant's most recently completed second fiscal quarter), 137,616,177 shares of the registrant's common stock, par value $.06 per share, were outstanding. The aggregate market value of the common stock held by non-affiliates of the registrant (i.e., excluding shares held by executive officers, directors, and control persons as defined in Rule 405 (17 CFR 203.405) on that date was $2,709,662,525 computed at the closing price on that date.

As of February 12, 2008, 144,033,281 shares of the registrant's common stock, par value $.06 per share, were outstanding.

Portions of the Company's Proxy Statement for its 2008 Annual Meeting of Shareholders are incorporated by reference into Part III.

Exhibit Index located at Page 49

PART I

Item 1. Business

(a) General Development of Business

Gentex Corporation (the "Company") designs, develops, manufactures and markets proprietary products employing electro-optic technology: automatic-dimming rearview automotive mirrors and fire protection products. The Company also developed and manufactures variable dimmable windows for the aircraft industry and non-automatic-dimming rearview automotive mirrors with electronic features.

The Company was organized as a Michigan company in 1974 to manufacture residential smoke detectors, a product line that has since evolved into a more sophisticated group of fire protection products for commercial applications. In 1982, the Company introduced an automatic interior rearview mirror that was the first commercially successful glare-control product offered as an alternative to the conventional, manual day/night mirror. In 1987, the Company introduced its interior electrochromic (auto-dimming) mirror, providing the first successful commercial application of electrochromic (EC) technology in the automotive industry and world. Through the use of electrochromic technology, this mirror is continually variable and automatically darkens to the degree required to eliminate rearview mirror headlight glare. In 1991, the Company introduced its exterior electrochromic sub-assembly, which works as a complete glare-control system with the interior auto-dimming mirror. In 1997, the Company began making volume shipments of three new exterior mirror sub-assembly products: thin glass flat, convex and aspheric.

During 2001, the Company announced a revolutionary new proprietary technology, called SmartBeam®, that uses a custom, active-pixel, CMOS (complementary metal oxide semiconductor) sensor, and maximizes a driver's forward vision by significantly improving utilization of the vehicle's highbeam headlamps during nighttime driving. During 2004, the Company began shipping auto-dimming mirrors with SmartBeam®. During 2007, the Company began shipping auto-dimming mirrors with SmartBeam® for the BMW 5 and 6 Series in North America and the BMW X5 model in Europe and other select markets.

During 2006, the Company announced development programs with several automakers for its Rear Camera Display (RCD) Mirror that shows a panoramic video view of objects directly behind the vehicle in real time. During 2007, the Company announced a number of OEM programs with Ford Motor Company as well as the Kia Mohave for the Korean market to supply its RCD Mirror. The Company also announced that the RCD Mirror is available as a dealer or port-installed option on the Toyota Camry through Gulf States Toyota. In addition, the Company announced a dealer or port-installed program with Mazda to supply its RCD Mirror.

During 2005, the Company reached an agreement with PPG Aerospace to work together to provide the variably dimmable windows for the passenger compartment on the new Boeing 787 Dreamliner series of aircraft. The Company shipped the first set of variably dimmable aircraft windows for test planes in mid 2007.

During 2006, the Company has developed its own compass technology called Z-Nav®, which can be sold as a system with the compass heading displayed in the interior auto-dimming mirror or it can be mounted on any fixed or pivotal location in the vehicle.

During 2007, the Company began shipping non automatic-dimming exterior mirrors with electronic features in low volume.

The Company's annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports, will be made available free of charge through the Investor Information section of the Company's Internet website (http://www.gentex.com) as soon as practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission.

(b) Financial Information About Industry Segments

See Note 9 to the Consolidated Financial Statements filed with this report.

(c) Narrative Description of Business

The Company currently manufactures electro-optic products, including automatic-dimming rearview mirrors for the automotive industry and fire protection products primarily for the commercial building industry. The Company also manufactures variable dimmable windows for the aircraft industry and non automatic-dimming rearview automotive mirrors with electronic features for the automotive industry.

Automotive Mirrors

Automatic-Dimming Rearview Mirrors

Interior Auto-Dimming Mirrors. In 1987, the Company achieved a significant technological breakthrough by applying electrochromic technology to the glare-sensing capabilities of its Motorized Mirror. Through the use of this technology, the mirror gradually darkens to the degree necessary to eliminate rearview glare from following vehicle headlights. The auto-dimming mirror offers all of the continuous reflectance levels between its approximate 85% full-reflectance state and its 7% least-reflectance state, taking just a few seconds to span the entire range. Special electro-optic sensors in the mirror detect glare and electronic circuitry supplies electricity to darken the mirror to only the precise level required to eliminate glare, allowing the driver to maintain maximum vision. This is accomplished by the utilization of two layers of precision glass with special conductive coatings that are separated by the Company's proprietary electrochromic materials. When the appropriate light differential is detected, an electric current causes the electrochromic material to darken, decreasing the mirror's reflectance, thereby eliminating glare.

During 1991, the Company began shipping the first advanced-feature interior auto-dimming mirror, the auto-dimming headlamp control mirror, an automatic-dimming mirror that automatically turns car head- and taillamps "on" and "off" at dusk and dawn in response to the level of light observed. During 1993, the Company began shipping an auto-dimming compass mirror, with an electronic compass that automatically compensates for changes in the earth's magnetic field. During 1997, the Company began shipping a new interior auto-dimming mirror that digitally displays either a compass or outside temperature reading. During 1998, the Company began shipping new compass mirrors with light-emitting diode (LED) map lamps, a major improvement over mirrors with standard incandescent map lamps, including extremely long life, low heat generation, lower current draw, more resistance to shock, and lower total cost of ownership. In 2000, the Company began shipping to General Motors interior auto-dimming mirrors that serve as the driver interface for the OnStar® System, an in-vehicle safety, security and information service using Global Positioning System (GPS) satellite technology. OnStar is a registered trademark of OnStar Corporation.

During 2001 and 2002, the Company began making shipments of its auto-dimming mirrors for a number of mid-sized, medium-priced vehicles, including the Toyota Camry, Matrix and Corolla; Ford Taurus and Mercury Sable; Volkswagen Passat, Jetta, Golf GTI and Beetle; Nissan Altima; Opel cross car line; Chrysler Sebring Coupe; Hyundai Santa Fe and Sonata; and Kia Optima and Sorento. The Company continues to expand its shipments of auto-dimming mirrors for mid-sized, medium-priced vehicles, including the new 2008 Honda Accord.

During 2003, the Company began making shipments of its auto-dimming mirrors to two new automotive OEM customers, Honda and Volvo, and began volume shipments of its microphone as part of DaimlerChrysler's "U-Connect®" telematics system. During 2007, the Company began making shipments of its microphone mirrors as part of Ford's "Sync®" telematics system.

During 2004 and 2005, the Company began shipping auto-dimming mirrors with SmartBeam®, its proprietary intelligent high-beam headlamp control feature, for the Cadillac STS, Jeep Grand Cherokee, Cadillac DTS, the Jeep Commander, and BMW 5, 6 and 7 Series models in Europe and other select markets. During 2006, the Company began shipping auto-dimming mirrors with SmartBeam® for the BMW 3 Series, Cadillac Escalade and the Chrysler 300C. During 2007, the Company began shipping auto-dimming mirrors with SmartBeam® for the BMW 5 and 6 Series in North America and the BMW X5 model in Europe and other select markets.

During 2006, the Company announced development programs with several automakers for its Rear Camera Display (RCD) Mirror that shows a panoramic video view of objects directly behind the vehicle in real time. During 2007, the Company began shipping auto-dimming mirrors with RCD for the Ford Expedition, Ford F150, Lincoln Navigator and the Lincoln Mark LT. The Company also began shipping auto-dimming mirrors with RCD for the Mazda CX-9 as a dealer or port-installed program. In addition, the Company began shipping auto-dimming mirrors with RCD for the Toyota Camry as a dealer or port-installed option through Gulf States Toyota, one of two remaining independent Toyota distributorships that covers dealers in the states of Arkansas, Louisiana, Mississippi, Oklahoma and Texas. In addition, the Company announced that its RCD Mirror is available in the Korean market on the Kia Mohave.

In December 2007, the United States House of Representatives passed the "Kids Transportation Safety Act of 2007" which was introduced into the Senate on December 19, 2007, and in January 2008 it was referred to the Committee on Commerce, Science and Transportation. The bill orders the Secretary of Transportation at the National Highway Traffic Safety Administration (NHTSA) to initiate rulemaking to revise the federal standard to expand the field of view so that drivers can detect objects directly behind vehicles. While the bill does not state how visibility can be enhanced, the Company's RCD Mirror is a cost competitive product that is relatively easy to implement. The Senate unanimously passed the bill on February 14, 2008, and is awaiting the President's approval signing it into law.

The Company shipped approximately 8,924,000 interior auto-dimming mirrors in 2005, approximately 9,426,000 in 2006, and 11,001,000 in 2007.

During 2007, the growth in interior total mirror unit shipments increased primarily due to increased shipments to certain traditional Big Three automakers as well as European and Asian customers. The Company's interior auto-dimming mirrors are standard equipment or factory-installed options on certain trim levels of the following 2008 vehicle models:

Table 1. Interior Auto-Dimming Mirror Availability by Vehicle Line (North American Manufacturers)

GM/Cadillac	DTS	Chrysler	300
	STS		Aspen
	CTS		Sebring
	Escalade		Town & Country
	SRX	Chrysler/Dodge	Avenger
GM/Buick	Enclave		Caliber
	LaCrosse		Caravan
	Lucerne		Charger
	Rainier		Dakota
GM/Hummer	H2		Durango
	H3		Nitro
GM/Pontiac	G6		Ram Pickup
	Torrent	Chrysler/Jeep	Commander
GM/Chevrolet	Avalanche		Compass
	Colorado		Grand Cherokee
	Express		Liberty
	Equinox		Patriot
	HHR	Daimler/Mercedes-Benz	GL Class
	Impala		M Class
	Malibu		R Class
		Silverado	BMW X5
	Suburban	Honda	Accord
	Tahoe	Honda/Acura	MDX
	Trailblazer		RDX
GM/GMC	Acadia	Hyundai	Sante Fe
	Canyon		Sonata
	Envoy	Mazda	6
	Savana	Mitsubishi	Galant
	Sierra		Raider
	Yukon	Nissan	Altima
GM/Saturn	Aura		Armada
	ION		Frontier
	Outlook		Maxima
	Vue		Pathfinder
Ford	Crown Victoria		Quest
	Edge		Titan
	Expedition	Nissan/Infiniti	QX56
	Taurus	Toyota	Avalon
	Fairlane		Camry
	Freestyle		Camry Solara
	Fusion		Corolla
	F Series		Matrix
	Mustang		Sequoia
Ford/Lincoln	MKX		Sienna
	MKZ		Tacoma
	Mark LT		Tundra
	Navigator	Toyota/Lexus	RX330/350
	Town Car	Volkswagen	Beetle
Ford/Mercury	Grand Marquis		Jetta
	Milan		
	Sable		

Table 1. Interior Auto-Dimming Mirror Availability by Vehicle Line - Continued (Manufacturers Outside of North America)

Bentley	Arnage
	Azure
	Continental
	GTC
BMW	7 Series
	6 Series
	5 Series
	3 Series
	1 Series
	X3
Daewoo	Antara
	Winstorm
Daewoo/Ssangyong	Actyon
	Chairman
	Kyron
	Rexton
	Rodius
Chrysler	300
	Voyager
Chrysler/Jeep	Commander
	Grand Cherokee
Fiat	Idea
	500
Fiat/Alfa Romero	147
Fiat/Lancia	Thesis
Ford	Falcon
	Focus
	Galaxy
	Mondeo
	Territory
	S-Max
Ford/Jaguar	S-Type
	XK
	XJ
Ford/Land Rover	LR3
	Range Rover
Ford/Volvo	C70
	C30
	S40
	V50
GM/Buick	Regal
GM/Opel	Astra
	Captiva
	Corsa
	Meriva
	Signum
	Tigra
	Vectra
	Zafira
GM/Saab	9-7X
Honda/Acura	TSX
Honda	Accord
Hongqi	Benteng
Hyundai	Avante
	Azera
	Elantra
	Equus
	Grandeur
	I30
	Sonata
	Santa Fe
	Starex
	Tuscani
	Trajet
	Tucson
Hyundai (cont'd)	Veracruz
Hyundai/Kia	Amanti
	Carnival
	Carens
	C'eed
	Cerato
	Lotze
	Mohave
	Borrego
	S&P 210Z
	Opirus
	Optima
	Sedona
	Sorento
	Spectra
	Sportage
Maserati	Quattroporte
	GT Coupe
Mazda	RX-8
Daimler	C Class
/Mercedes Benz	CL Class
	CLK
	CLS
	E Class
	G Wagen
	S Class
	SL Class
	SLK
Mitsubishi	380
	Magna
	Pajero
Nissan	350Z
	Cedric
	Frontier
	Murano
	Navara
	Pathfinder
	Rogue
	Skyline
Nissan/Infiniti	FX35/FX45
	G35/G37
	M35/M45
	Q45
PSA/Citroen	C6
PSA/Peugeot	207
	407
Porsche	Cayenne
SAIC	Roewe 750
Skoda	Octavia
Suzuki	XL-7
Toyota/Lexus	ES330
	GX470
	LX
	RX330
Toyota	Auris
	Avensis
	Blade
	Camry
	Corolla
	Highlander
	Land Cruiser
	Mark X
	Prius
	RAV4
	Verso
Toyota (cont'd)	4-Runner
	Zi0
Volkswagen	EOS
	Caddy Van
	Golf
	Jetta
	Passat
	Phaeton
	Polo
	Sharan
	Touareg
	Touran
	Transporter
Volkswagen/Audi	A3
	A4
	A6
	A8
	Cabrio
	Allroad
	Q7
	R8
	TT
Volkswagen/SEAT	Altea
	Cordoba
	Ibiza
	Leon
	Toledo
Volkswagen/Skoda	Octavia
	Superb

Exterior Auto-Dimming Mirror Sub-Assemblies. The Company has devoted substantial research and development efforts to the development of its electrochromic technology to permit its use in exterior rearview mirrors. Exterior auto-dimming mirrors are controlled by the sensors and electronic circuitry in the interior auto-dimming mirror, and both the interior and exterior mirrors dim simultaneously. During 1991, the Company's efforts culminated in a design that is intended to provide acceptable long-term performance in all automotive environments likely to be encountered. In 1994, the Company began shipments of its complete three-mirror system, including the convex (curved glass) wide-angle auto-dimming mirror to BMW. During 1997, the Company began making volume shipments of additional new exterior mirror products: thin glass flat and aspheric mirrors. During 2001 and 2002, the Company began making shipments of the world's first exterior automatic-dimming mirrors with built-in turn-signal indicators to Southeast Toyota and General Motors. The Company currently offers its exterior auto-dimming mirrors with turn-signal indicators and side blind zone features. The Company currently sells its exterior auto-dimming mirror sub-assemblies to exterior mirror suppliers of the automakers who assemble the exterior auto-dimming mirror sub-assemblies into full mirror units for subsequent resale to the automakers.

The Company shipped approximately 3,646,000 exterior auto-dimming mirror sub-assemblies during 2005, approximately 4,001,000 in 2006, and approximately 4,220,000 in 2007. During 2007, unit shipment growth primarily resulted from the increased penetration of light vehicles at certain Asian and European automakers.

The exterior auto-dimming mirror is standard equipment or a factory-installed option on certain trim levels of the following 2008 vehicle models:

Table 2. Exterior Auto-Dimming Mirror Availability by Vehicle Line

GM/Cadillac	DTS	Bentley	Arnage	Hyundai/Kia	Amanti
	Escalade		Azure		Opirus
	XLR		Continental	Nissan/Infiniti	Q45
	Enclave		GTC		QX56
GM/Buick	Lucerne	Daimler	C Class	Toyota/Lexus	GS
GM/Chevrolet	Avalanche	/Mercedes Benz	CL Class		LS
	Silverado		CLK		LX
	Suburban		CLS		RX330/350
	Tahoe		E Class	Toyota	Avalon
GM/GMC	Acadia		G Wagen		Camry Solara
	Sierra		GL Class		Land Cruiser
	Yukon		M Class		Sequoia
GM/Hummer	H2		R Class		Sienna
GM/Saturn	Outlook		S Class		Tundra
Ford/Lincoln	MKZ		SL Class	Nissan	Armada
	Town Car		SLK		Cima
Chrysler	300	Ford/Jaguar	S-Type		Maxima
	Aspen		XJ		Titan
	Town & Country		XK	Rolls Royce	Phantom
Chrysler/Dodge	Caravan	Ford/Land Rover	Range Rover	Daewoo	Antara
	Durango	GM/Opel	Vectra	Daewoo	Chairman
Chrysler/Jeep	Commander	Maserati	Quattroporte	/Ssangyong	
	Grand Cherokee		GT Coupe		
Volkswagen/Audi	A3	Mitsubishi	Magna		
	A4	PSA/Citroen	C6		
	A6	VW/Skoda	Octavia		
	A8	Volkswagen	EOS		
	Cabrio		Golf		
	Q7		Passat		
	R8		Sharan		
	TT		Touran		
BMW	7 Series		Touareg		
	6 Series	Honda/Acura	Accord		
	5 Series		RL		
	3 Series	Hyundai	Equus		
	1 Series		Grandeur		
	X3		Veracruz		

Non-Automatic-Dimming Rearview Mirrors. In 2007, the Company began shipping non-auto-dimming exterior mirrors with electronic features (i.e. side blind zone indicators) in low volume.

Product Development. The Company plans to continue introducing additional advanced-feature auto-dimming mirrors. Advanced-feature auto-dimming mirrors currently being offered by the Company include the auto-dimming headlamp control mirror, the auto-dimming lighted mirror with LED map lamps, the auto-dimming compass mirror, the auto-dimming mirror with remote keyless entry, the auto-dimming compass/temperature mirror, the auto-dimming dual display compass/temperature mirror, auto-dimming telematics mirrors and the auto-dimming HomeLink® mirror. During 2001, the Company announced a revolutionary new proprietary technology, called SmartBeam®, that uses a custom, active-pixel, CMOS (complementary metal oxide semiconductor) sensor, and maximizes a driver's forward vision by significantly improving utilization of the vehicle's highbeam headlamps during nighttime driving. During 2004, the Company began shipping auto-dimming mirrors with SmartBeam, its proprietary intelligent high-beam headlamp control feature, on the Cadillac STS and Jeep Grand Cherokee. During 2005, the Company began shipping auto-dimming mirrors with SmartBeam for the Cadillac DTS, the Jeep Commander, and BMW 5, 6 and 7 Series models in Europe and select markets. During 2006, the Company began shipping auto-dimming mirrors with SmartBeam for the BMW 3 Series, Cadillac Escalade and the Chrysler 300C. During 2007, the Company began shipping auto-dimming mirrors with SmartBeam® for the BMW 5 and 6 Series in North America and the BMW X5 model in Europe and other select markets.

During 2006, the Company announced development programs with several automakers for its RCD Mirror that consists of a proprietary liquid crystal display (LCD) device that shows a panoramic video view of objects behind the vehicle in real time. When the vehicle is put in "reverse," the display illuminates and automatically appears through the rearview mirror's reflective surface to give a high resolution, bright colored image. The image is generated by a camera or cameras placed in a protected area at the rear of the vehicle. When the vehicle is put in "drive," the display in the mirror automatically disappears. The ability to automatically have the display appear through the auto-dimming mirror's surface is made possible by utilizing proprietary "transflective" coatings developed the Company.

In addition, the Company has developed its own compass technology, which can be sold as a system with the compass heading displayed in the interior auto-dimming mirror. The Gentex compass technology is called Z-Nav®, as it features a proprietary, digital, tri-axis sensor (transducer) and software. The tri-axis design is similar to compasses used in highly scientific apparatus such as aerospace applications, and can be mounted on any fixed or pivotal location in the vehicle, including inside the mirror housing.

The Company also developed an ALS (Active Light Sensor) technology as a cost-effective, improved-performance, intelligent CMOS light sensor to control the dimming of its rearview mirrors, and the Company began making volume shipments of mirrors incorporating ALS in 2002.

During 2001, the Company developed a new microphone designed specifically for use in the automotive environment for telematics applications. The first volume Gentex microphone application was part of DaimlerChrysler's "U-Connect®" telematics system, beginning in 2003. During 2006, the Company's proprietary integrated hands-free microphone was available as part of an optional navigation package at Ford. Also, the Company is separately shipping its proprietary microphone units that are being incorporated into prismatic interior mirrors at a customer's request.

Of particular importance to the Company has been the development of its electrochromic technology for use in complete three-mirror systems. In these systems, both the driver- and passenger-side exterior auto-dimming mirrors are controlled by the sensors and electronic circuitry in the interior rearview mirror, and the interior and both exterior mirrors dim simultaneously. The Company's engineering, research, and development expenses are set forth as a separate line item in the Consolidated Statement of Income of the Company's Consolidated Financial Statements filed in this report.

Markets and Marketing. In North America, the Company markets its products primarily through a direct sales force. The Company generally supplies auto-dimming mirrors to its customers worldwide under annual blanket purchase orders. The Company currently supplies auto-dimming mirrors to General Motors Corporation, Daimler AG (formerly DaimlerChrysler AG), Chrysler LLC and Ford Motor Company under long-term agreements. During 2005, the Company negotiated an extension to its long-term agreement for inside mirrors with General Motors in the ordinary course of the Company's business. Under the extension, Gentex was sourced virtually all of the interior auto-dimming rearview mirror programs for GM and its worldwide affiliates through August 2009, except for two low-volume models that had previously been awarded to a Gentex competitor under a lifetime contract. The new business includes the GMT360 program (which is the mid-size truck/SUV platform that previously did not offer auto-dimming mirrors). The Company also negotiated a price reduction for the GM OnStar® feature in its auto-dimming mirrors, effective January 1, 2005, in connection with GM's stated plan to make their OnStar system standard across their vehicle models over the next several years.

The Company has a long-term agreement with Daimler AG (formerly DaimlerChrysler AG) entered into in the ordinary course of the Company's business. Under the agreement, the Company will be sourced virtually all interior and exterior auto-dimming mirror business at Mercedes and Chrysler through December 2009. The Company's exterior auto-dimming mirror sub-assemblies are supplied by means of sales to exterior mirror suppliers. During 2007, the Company negotiated an extension to its global supply agreement with Chrysler LLC in the ordinary course of the Company's business. Under the extension, the Company will be sourced virtually all Chrysler interior auto-dimming rearview mirrors through 2015. From publicly available information, the Company does not believe that the Daimler sale of the Chrysler unit will significantly impact the Company's current business with Chrysler or Mercedes in the near term, but there may be other information of which the Company is not aware.

The Company previously negotiated a multi-sourcing agreement with Ford Motor Company in the ordinary course of the Company's business. Under the agreement, the Company was sourced all existing interior auto-dimming rearview mirror programs as well as a number of new interior auto-dimming rearview mirror programs during the agreement term which ends December 31, 2008.

During 1993, the Company established a sales and engineering office in Germany and the following year, the Company formed a German limited liability company, Gentex GmbH, to expand its sales and engineering support activities in Europe. During 1999, the Company established Gentex Mirrors, Ltd., as a sales and engineering office in the United Kingdom. During 2000, the Company established Gentex France, SAS, as a sales and engineering office in France. During 2003, the Company established a satellite office in Munich, Germany, and during 2005, the Company established a satellite office in Sweden. The Company's marketing efforts in Europe are conducted through Gentex GmbH, Gentex Mirrors, Ltd., and Gentex France, SAS. The Company is currently supplying mirrors for Audi, Bavarian Motor Works, A.G. (BMW), Bentley, Citroen, Fiat, Jaguar, Land Rover, Mercedes-Benz, Opel, Peugeot, Porsche, Rolls Royce, SEAT, Skoda, Volkswagen and Volvo in Europe.

In 1991, the Company began shipping electrochromic mirror assemblies for Nissan Motor Co., Ltd. under a reciprocal distribution agreement with Ichikoh Industries, Ltd. (Ichikoh), a major Japanese supplier of automotive products. Under this agreement, Ichikoh marketed the Company's automatic mirrors to certain Japanese automakers and their subsidiaries with manufacturing facilities in Asia. The arrangement involved very limited technology transfer by the Company and did not include the Company's proprietary electrochromic gel formulation. The agreement was terminated by mutual agreement in 2001.

During 1993, the Company hired a sales agent to market auto-dimming mirrors to other Japanese automakers beyond Nissan. Subsequently in 1998, the Company established Gentex Japan, Inc., as a sales and engineering office in Nagoya, Japan to expand its sales and engineering support in Japan. In 2000, the Company signed an agreement with Murakami Corporation, a major Japanese mirror manufacturer, to cooperate in expanding sales of automatic-dimming mirrors using the Gentex electrochromic technology. During 2006, the agreement with Murakami Corporation was terminated and replaced with a Memorandum of Understanding. During 2007, the Company signed a new supplier agreement with Murakami Corporation in the ordinary course of the Company's business. During 2002, the Company established Gentex Technologies Korea Co., Ltd. as a sales and engineering office in Seoul, Korea. During 2004, the Company established a satellite office in Yokohama, Japan. During 2005, the Company opened a sales and engineering office near Shanghai, China. The Company is currently supplying mirrors for Daewoo/Ssangyong, Chrysler, Ford, GM, Honda, Hyundai, Infiniti, Kia Motors, Lexus, Mazda, Mitsubishi, Nissan, Toyota and Volkswagen/Audi in Asia.

The Company's auto-dimming mirror unit shipment mix by region has significantly changed over the past eight years. The following is a breakdown of unit shipment mix by region in 2007 vs. 1999 calendar years:

	2007	1999
Domestic	31%	69%
Transplants	13%	1%
North America	44%	70%
Europe	40%	23%
Asia-Pacific	16%	7%
	100%	100%

Revenues by geographic area are disclosed in footnote 9 of the Consolidated Financial Statements

Historically, new safety and comfort options have entered the original equipment automotive market at relatively low rates on "top of the line" or luxury model automobiles. As the selection rates for the options on the luxury models increase, they generally become available on more models throughout the product line and may become standard equipment. The recent trend of domestic and foreign automakers is to offer several options as a package. As consumer demand increases for a particular option, the mirror tends to be offered on more vehicles and in higher option rate packages. The Company anticipates that its auto-dimming mirrors will be offered as standard equipment, in higher option rate packages, and on more models as consumer awareness of the safety and comfort feature becomes more well-known and acceptance grows.

Since 1998, Gentex Corporation has contracted with MITO Corporation to sell several of its most popular automatic-dimming mirrors directly to consumers in the automotive aftermarket; in addition, the Company currently sells some auto-dimming mirrors to automotive distributors. It is management's belief that these sales have limited potential until the Company achieves a significantly higher penetration of the original equipment manufacturing market.

Competition. Gentex is the leading producer of auto-dimming rearview mirrors in the world and currently is the dominant supplier to the automotive industry with an approximate 83% market share worldwide in 2007, as compared to an approximately 81% in 2006. While the Company believes it will retain a dominant position, one other U.S. manufacturer (Magna Donnelly) is competing for sales to domestic and foreign vehicle manufacturers and is supplying a number of domestic and foreign vehicle models with its hybrid or solid polymer matrix versions of electrochromic mirrors. In addition, two Japanese manufacturers are currently supplying a few vehicle models in Japan with solid-state electrochromic mirrors.

On October 1, 2002, Magna International acquired Donnelly Corporation, which was the Company's major competitor for sales of automatic-dimming rearview mirrors to domestic and foreign vehicle manufacturers and their mirror suppliers. The Company also sells certain automatic-dimming rearview mirror sub-assemblies to Magna Donnelly.

The Company believes its electrochromic automatic mirrors offer significant performance advantages over competing products. However, Gentex recognizes that Magna Donnelly, a competitor and wholly-owned subsidiary of Magna International, is considerably larger than the Company and may present a more formidable competitive threat in the future. To date, the Company is not aware of any significant impact of Magna's acquisition of Donnelly upon the Company; however, any ultimate significant impact has not yet been determined.

There are numerous other companies in the world conducting research on various technologies, including electrochromics, for controlling light transmission and reflection. Gentex believes that the electrochromic materials and manufacturing process it uses for automotive mirrors remains the most efficient and cost-effective way to produce such products. While automatic-dimming mirrors using other technologies may eliminate glare, each of these technologies have inherent cost or performance limitations.

Fire Protection Products

The Company manufactures approximately 60 different models of smoke alarms and smoke detectors, combined with over 160 different models of signaling appliances. All of the smoke detectors/alarms operate on a photoelectric principle to detect smoke. While the use of photoelectric technology entails greater manufacturing costs, the Company believes that these detectors/alarms are superior in performance to competitive devices that operate through an ionization process, and are preferred in most commercial residential occupancies. Photoelectric detectors/alarms feature low light-level detection, while ionization detectors utilize an ionized atmosphere, the electrical conductivity of which varies with changes in the composition of the atmosphere. Photoelectric detectors/alarms are widely recognized to respond more quickly to slow, smoldering fires, a common form of dwelling unit fire and a frequent cause of fire-related deaths. In addition, photoelectric detectors are less prone to nuisance alarms and do not require the use of radioactive materials necessary for ionization detectors. Photoelectric smoke detectors/alarms are now being required by over a dozen major cities, over a dozen states, as well as regional and national building and fire alarm codes.

The Company's fire protection products provide the flexibility to be wired as part of multiple-function systems and consequently are generally used in fire detection systems common to large office buildings, hotels, motels, military bases, college dormitories and other commercial establishments. However, the Company also offers single-station alarms for both commercial and residential applications. While the Company does not emphasize the residential market, some of its fire protection products are used in single-family residences that utilize fire protection and security systems. The Company's detectors emit audible and/or visual signals in the immediate location of the device, and certain models are able to communicate with monitored remote stations.

In 2005, the Company received Underwriters Laboratory (UL) listing on a new series of commercial residential smoke alarms. The Company feels this new product will fit well into new markets and customers. The new series of smoke alarms consists of four models and will be electrically powered or electrically powered with battery back-up.

Also in 2005, the Company received UL listing for a new line of speaker strobes for commercial occupancies. The new speaker series will meet the requirements found on the national codes.

Markets and Marketing. The Company's fire protection products are sold directly to fire protection and security product distributors under the Company's brand name, to electrical wholesale houses, and to original equipment manufacturers of fire protection systems under both the Company's brand name and private labels. The fire protection and security industries have experienced a significant number of mergers and consolidations during the past few years. The Company markets its fire protection products throughout the United States through regional sales managers and manufacturer representative organizations.

Competition. The fire protection products industry is highly competitive in terms of both the smoke detectors and signaling appliance markets. The Company estimates that it competes principally with eleven manufacturers of smoke detection products for commercial use and approximately four manufacturers within the residential market, three of which produce photoelectric smoke detectors. In the signaling appliance markets, the Company estimates it competes with approximately eight manufacturers. While the Company faces significant competition in the sale of smoke detectors and signaling appliances, it believes that the recent introduction of new products, improvements to its existing products, its diversified product line, and the availability of special features will permit the Company to maintain its competitive position.

Dimmable Aircraft Windows

During 2005, the Company reached an agreement with PPG Aerospace to work together to provide the variably dimmable windows for the passenger compartment on the new Boeing 787 Dreamliner series of aircraft. Gentex will ship about 100 windows for the passenger compartment of each 787. The Company believes that the commercially viable market is currently limited to aerospace. Based on Boeing's production schedule at the time of the announcement, the value of this initial contract was worth approximately $50 million over the first five years once volume production begins, with the majority of that revenue attributable to Gentex under the Company's agreement with PPG Aerospace. The Company shipped the first prototype set of variably dimmable aircraft windows for test planes in mid 2007. The Company expects production shipments to begin in early 2008, despite Boeing's announced six month delay.

The Company's success with electrochromic technology provides potential opportunities for other commercial applications, which the Company expects to explore in the future when and as the Company feels it is in its best interests to do so. Examples of possible applications of electrochromic technology include windows for both the automotive, architectural and aerospace markets, sunroofs and sunglasses. Progress in adapting electrochromic technology to the specialized requirements of the window market continued in 2007. However, we believe that a commercial architectural window product will still require several years of additional engineering and intellectual property development work.

Markets and Marketing. The Company jointly markets and sells its variable dimmable windows to aircraft manufacturers with PPG Aerospace.

Competition. The Company's variable dimmable aircraft windows are the first commercialized product for original equipment installation in the aircraft industry. Other manufacturers are attempting to develop competing products utilizing other technology in the aircraft industry for aftermarket or original equipment installation.

Trademarks and Patents

The Company owns 16 U.S. trademarks and 278 U.S. patents, 276 of which relate to electrochromic technology, automotive rearview mirrors, microphones, displays and/or sensor technology. These patents expire between 2009 and 2026. The Company believes that these patents provide the Company a significant competitive advantage in the automotive rearview mirror market; however, none of these patents individually is required for the success of the Company's products.

The Company also owns 36 foreign trademarks and 129 foreign patents, 128 of which relate to electrochromic technology, automotive rearview mirrors, microphones, displays and /or sensor technology. These patents expire at various times between 2008 and 2026. The Company believes that the competitive advantage derived in the relevant foreign markets for these patents is comparable to that experienced in the U.S. market.

The Company owns 10 U.S. patents and 2 foreign patents that relate to the Company's fire protection products, and the Company believes that the competitive advantage provided by these patents is relatively small.

Company's remaining 12 U.S. patents relate to the Company's variable dimmable windows product, and the Company believes that the competitive advantage provided by these patents is relatively small.

The Company also has in process 143 U.S. patent applications, 310 foreign patent applications, and 20 trademark applications. The Company continuously seeks to improve its core technologies and apply those technologies to new and existing products. As those efforts produce patentable inventions, the Company expects to file appropriate patent applications.

Miscellaneous

The Company considers itself to be engaged in the manufacture and sale of automatic-dimming rearview mirrors and non automatic-dimming rearview mirrors for the automotive industry, fire protection products for the commercial building industry and variable dimmable windows for the aircraft industry. The Company has several important customers within the automotive industry, four of which each account for 10% or more of the Company's annual sales (including sales to their Tier 1 suppliers): General Motors Corporation, Daimler AG, Toyota Motor Corporation, and BMW. The loss of any of these customers could have a material adverse effect on the Company. The Company's backlog of unshipped orders was $174,523,802 and $151,167,000 at February 1, 2008, and 2007, respectively.

At February 1, 2008, the Company had 2,718 full-time employees. None of the Company's employees are represented by a labor union or other collective bargaining representative. The Company believes that its relations with its employees are good.

Item 1A. Risk Factors

Safe Harbor for Forward-Looking Statements. This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act, as amended, that are based on management's belief, assumptions, current expectations, estimates and projections about the global automotive industry, the economy, the impact of stock option expense, the ability to leverage fixed manufacturing overhead costs, unit shipment and revenue growth rates, gross margins, and the Company itself. Words like "anticipates," "believes," "confident," "estimates," "expects," "forecast," "likely," "plans," "projects," and "should," and variations of such words and similar expressions identify forward-looking statements. These statements do not guarantee future performance and involve certain risks, uncertainties, and assumptions that are difficult to predict with regard to timing, expense, likelihood and degree of occurrence. These risks include, without limitation, employment and general economic conditions, the pace of automotive production worldwide, the maintenance of the Company's market share, competitive pricing pressures, currency fluctuations, the financial strength of the Company's customers, supply chain disruptions, potential sale of OEM business segments or suppliers, the mix of products purchased by customers, the ability to continue to make product innovations, the success of certain newer products (e.g. SmartBeam®, Z-NAV® and Rear Camera Display Mirror), and other risks identified in the Company's other filings with the Securities and Exchange Commission. Therefore actual results and outcomes may materially differ from what is expressed or forecasted. Furthermore, the Company undertakes no obligation to update, amend, or clarify forward-looking statements, whether as a result of new information, future events, or otherwise.

The following risk factors, together with all other information provided in this Annual Report on Form 10-K, should be carefully considered.

Automotive Industry. 96% of our net sales are to customers within the automotive industry. Supplying products to the automotive industry involves increasing financial and production stresses due to continuing pricing pressures, lower domestic production levels, overcapacity, customer and supplier bankruptcies, and commodity material cost increases.
If the Company's automotive customers (including their Tier 1 suppliers) experience work stoppages, strikes, etc., it could disrupt our shipments to these customers, which could adversely affect the Company's sales, margins, profitability and, as a result, its share price. Automakers have been experiencing increased volatility and uncertainty in executing planned new programs which have, in some cases, resulted in cancellation or delays of new vehicle platforms, package reconfigurations and

inaccurate volume forecasts. This increased volatility and uncertainty has made it more difficult for us to forecast future sales and effectively utilize capital, engineering, research and development, and human resource investments.

Key Customers. We have a few large customers, including four customers which each account for 10% or more of our annual net sales (including sales to their Tier 1 suppliers): General Motors Corporation, Daimler AG, Toyota Motor Corporation and BMW. The loss of all or a substantial portion of the sales to any of these customers would have a material adverse effect on our sales, margins, profitability and, as a result, our share price. Effective October 1, 2003, General Motors Corporation, our largest customer, began including a 30-day escape clause into its contracts in the event its suppliers are not competitive on pricing. Effective January 1, 2004, Ford Motor Company began imposing new contract terms, including the right to terminate a supplier contract for any or no reason, etc.

Pricing Pressures. In addition to price reductions over the life of our long-term agreements, we continue to experience pricing pressures from our automotive customers and competitors, which have affected, and which will continue to affect our margins to the extent that we are unable to offset the price reductions with productivity and manufacturing yield improvements, engineering and purchasing cost reductions, and increases in unit sales volume, which has been a challenge. In addition, profit pressures at certain automakers are resulting in increased cost reduction efforts by them, including requests for additional price reductions, decontenting certain features from vehicles, and warranty cost-sharing programs, any of which could adversely impact our sales growth, margins, profitability and, as a result, our share price.

Credit Risk. In light of the financial stresses within the worldwide automotive industry, certain automakers and tier one mirror customers are considering the sale of business segments or may be considering bankruptcy. Should one or more of our larger customers (including their Tier 1 suppliers) sell their business or declare bankruptcy, it could adversely affect our sales, margins, profitability and, as a result, the Company's share price.

Supply Chain Disruptions. Due to the just-in-time supply chains within the automotive industry, a disruption in a supply chain caused by an unrelated supplier due to bankruptcy, work stoppages, strikes, etc. could disrupt our shipments to one or more automaker customers, which could adversely affect our sales, margins, profitability and, as a result, our share price.

Competition. We recognize that Magna Donnelly, our main competitor and a wholly-owned subsidiary of Magna International, is considerably larger than our Company and may present a more formidable competitive threat in the future. Our future growth and success will depend on the ability to compete in our highly competitive markets.

New Technology and Product Development. We continue to invest a significant portion of our annual sales in engineering, research and development projects as set forth in our Consolidated Statement of Income of our Consolidated Financial Statements filed with this report. Should these efforts ultimately prove unsuccessful, our sales, net income and, as a result, our share price will be adversely affected.

Intellectual Property. We believe that our patents and trade secrets provide us with a significant competitive advantage in automotive rearview mirrors. The loss of any significant combination of patents and trade secrets could adversely affect our sales, margins, profitability and, as a result, share price.

Intellectual Property Litigation and Infringement Claims. A successful claim of patent or other intellectual property infringement against us could affect our profitability and growth. If someone claims that our products infringed their intellectual property rights, any resulting litigation could be costly and time consuming and would divert the attention of management and key personnel from other business issues. The complexity of the technology involved in our business and the uncertainty of intellectual property litigation increases these risks. Any of these adverse consequences could potentially have an effect on our business, financial condition and results of operations.

Business Disruptions. Manufacturing of our proprietary products employing electro-optic technology are performed at our five manufacturing facilities in Zeeland, Michigan. Should a catastrophic event occur, our ability to manufacture product, complete existing orders and provide other services would be severely impacted for an undetermined period of time. We have purchased business interruption insurance to address some of these potential costs. Our inability to conduct normal business operations for a period of time may have an adverse impact on long-term operating results.

Other. Other issues and uncertainties which could adversely impact our sales, margins, profitability and, as a result, our share price include:

- Changes in worldwide economic conditions, currency exchange rates, war or significant terrorist acts, which could affect worldwide automotive sales and production levels.
- Changes in the commodity prices of the materials used in our products. We continue to experience some pressure for select raw material cost increases.
- Manufacturing yield issues may negatively impact our margins and profitability.
- Our ability to attract or retain key employees to operate our manufacturing facilities and to staff our corporate office. We are dependent on the services of our management team. Losing key members of our management team could adversely affect our operations. We do not maintain key man life insurance on any of our officers or directors.
- Our ability to successfully design and execute strategic and operating plans, including continuing to obtain new business.

Antitakeover Provisions. Our articles of incorporation and bylaws, the laws of Michigan, and our Shareholder Protection Rights Plan include provisions which are designed to provide our board of directors with time to consider whether a hostile takeover offer is in our best interest and the best interests of our shareholders. These provisions, however, could discourage potential acquisition proposals and could delay or prevent a change in control. The provisions also could diminish the opportunities for a holder of our common stock to participate in tender offers, including tender offers at a price above the then current price for our common stock. These provisions could also prevent transactions in which our shareholders might otherwise receive a premium for their shares over then current market prices, and may limit the ability of our shareholders to approve transactions that they may deem to be in their best interests.

All of these provisions may have the effect of delaying or preventing a change in control at the company level without action by our shareholders, and therefore, could adversely affect the price of our common stock.

Fluctuations in Market Price. The market price for our common stock has fluctuated, ranging between $22.60 and $14.86 for 2007. The overall market and the price of our common stock may continue to fluctuate. There may be a significant impact on the market price for our common stock due to, among other things:

- variations in our anticipated or actual operating results or the results of our competitors;
- changes in investors' or analysts' perceptions of the risks and conditions of our business;
- the size of the public float of our common stock;
- market conditions, including the industry in which we operate, and
- general economic conditions.

Item 1B. Unresolved Staff Comments.

None

Item 2. Properties.

The Company operates out of five office/manufacturing facilities in Zeeland, Michigan, approximately 25 miles southwest of Grand Rapids, in addition to overseas offices discussed elsewhere herein (see Part 1, Item 1). The office and production facility for the Fire Protection Products Group is a 25,000-square-foot, one-story building leased by the Company since 1978 from related parties (see Part III, Item 13, of this report).

The corporate office and production facility for the Company's Automotive Products Group is a modern, two-story, 150,000-square-foot building of steel and masonry construction situated on a 40-acre site in a well-kept industrial park. A second 128,000-square-foot office/manufacturing facility on this site was opened during 1996. The Company expanded its automotive production facilities by constructing a third 170,000 square-foot facility on its current site which opened in the second quarter of 2000.

In November 2002, the Company announced plans to expand its manufacturing operations in Zeeland, Michigan, with the construction of a fourth 150,000-square foot automotive mirror manufacturing facility. During 2003, the Company also announced plans for a new 200,000-square foot technical office facility linking the fourth manufacturing facility with its existing corporate office and production facility. The Company completed the construction of its fourth automotive manufacturing facility and the new technical center in 2006 at a total cost of approximately $38 million, which was funded from its cash and cash equivalents on hand during 2004-2006.

The Company also constructed a 40,000 square-foot office, distribution and light manufacturing facility in Erlenbach, Germany, at a cost of approximately $5 million, which was completed at the end of 2003.

During 2006, the Company purchased a 25,000 square foot office, distribution and light manufacturing facility near Shanghai, China, at a cost of approximately $750,000.

In January 2007, the Company announced plans to expand its automotive exterior mirror manufacturing facility in Zeeland, Michigan, with the construction of a 60,000 square-foot building addition. The Company completed the building addition to its automotive exterior mirror manufacturing facility in January 2008 at a cost of approximately $6 million, which was funded from cash and cash equivalents on hand.

The Company's three automotive interior mirror manufacturing facilities currently have an estimated building capacity to manufacture approximately 20 million mirror units annually, based on the current product mix. The Company evaluates equipment capacity on an annual basis and adds equipment as needed. In 2007, the Company shipped approximately 11,001,000 interior auto-dimming mirrors.

The Company's expanded automotive exterior mirror manufacturing facility has an estimated building capacity to manufacture approximately 9 million units annually, based on the current product mix. The Company evaluates equipment capacity on an annual basis and adds equipment as needed. In 2007, the Company shipped approximately 4,220,000 exterior auto-dimming mirrors.

Item 3. Legal Proceedings

The Company is periodically involved in legal proceedings, legal actions and claims arising in the normal course of business, including proceedings relating to product liability, intellectual property, safety and health, employment and other matters. Such matters are subject to many uncertainties, and outcomes are not predictable. The Company does not believe however, that at the current time any of these matters constitute material pending legal proceedings that will have a material adverse effect on the financial position or future results of operations of the Company.

Item 4. Submission of Matters to a Vote of Security Holders.

None.

Executive Officers of the Registrant.

The following table lists the names, ages, and positions of all of the Company's executive officers. Officers are generally elected at the first meeting of the Board of Directors following the annual meeting of shareholders.

NAME	AGE	POSITION	POSITION HELD SINCE
Fred Bauer	65	Chief Executive Officer	May 1986
Enoch Jen	56	Senior Vice President	January 2007
Dennis Alexejun	56	Vice President, North American Automotive Marketing	September 1998
Mark Newton	48	Vice President, Purchasing and Advanced Technology	July 2007
Steve Dykman	42	Vice President, Finance and Treasurer	January 2007

There are no family relationships among the officers listed in the preceding table.

Except for the executive officers discussed below, all other executive officers have held their current position with the Company for more than five years.

Enoch Jen had previously served as Senior Vice President and Chief Financial Officer since April 2006 and as Vice President, Finance of the Company since February 1991.

Steve Dykman had previously served as Treasurer and Director of Accounting and Finance of the Company since November 2002, as Controller of the Company since April 1995 and joined the Company as Finance and Tax Manager in November 1993.

Mark Newton had previously served as Vice President, Purchasing and Photonics since July 2006, as Photonics Engineering Manager since July 2005 and joined the Company as Advanced Lighting Developer in August 2004. Prior to that time, Mr. Newton served as Vice President of Unity Microelectronics, Inc. since 2000. Mr. Newton became an executive officer of the Company on January 1, 2008.

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

(a) The Company's common stock trades on The Nasdaq Global Select Market®. As of February 12, 2008, there were 2,530 record holders of the Company's common stock. Ranges of high and low sale prices of the Company's common stock reported through The Nasdaq Global Select Market for the past two fiscal years appear in the following table.

YEAR	QUARTER	HIGH	LOW
2006	First	$ 21.00	$ 15.71
	Second	17.47	13.65
	Third	15.34	12.74
	Fourth	17.46	13.89
2007	First	$17.92	$14.86
	Second	21.12	16.23
	Third	22.37	18.78
	Fourth	22.60	16.99

See item 13 of Part III with respect to "Equity Compensation Plan Summary."

Stock Performance Graph: The following graph depicts the cumulative total return on the Company's common stock compared to the cumulative total return on the Nasdaq Composite Index (all U.S. companies) and the Dow Jones U.S. Auto Parts Index (excluding tire and rubber makers). The graph assumes an investment of $100 on the last trading day of 2002, and reinvestment of dividends in all cases.


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Gentex Corporation
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In August 2003, the Company announced a change in the Company's cash dividend policy and declared an initial quarterly cash dividend of $0.075 per share payable in October 2003. In August 2004, the Company's Board of Directors approved an increase on the quarterly dividend rate of $0.085 per share. In August 2005, the Company's Board of Directors approved a continuing resolution to pay a quarterly dividend of $0.09 per share until the Board takes other action with respect to the payment of dividends. In August 2006, the Company's Board of Directors approved a continuing resolution to pay a quarterly dividend at an increased rate of $0.095 per share until the Board takes other action with respect to the payment of dividends. In August 2007, the Company's Board of Directors approved a continuing resolution to pay a quarterly dividend at an increased rate of $0.105 per share until the Board takes other action with respect to the payment of dividends. Based on current U.S. income tax laws, the Company intends to continue to pay a quarterly cash dividend at its current level and will consider future dividend increases based on the Company's profitability, cash flow and other business factors.

On April 1, 2005, the Company's Board of Directors declared a two-for-one stock split effected in the form of a 100% common stock dividend to shareholders of record on May 6, 2005. The stock split increased the number of shares of common stock then outstanding from 78,020,342 to 156,040,684. Earnings per share and all share data have been restated in all prior periods to reflect these stock splits.

(b) Not applicable

(c) On October 8, 2002, the Company announced a share repurchase plan, under which it may purchase up to 8,000,000 shares (post-split) based on a number of factors, including market conditions, the market price of the Company's common stock, anti-dilutive effect on earnings, available cash and other factors that the Company deems appropriate. This share repurchase plan does not have an expiration date. During the quarter ended March 31, 2003, the Company repurchased 830,000 shares (post-split) at a cost of approximately $10,247,000. On July 20, 2005, the Company announced that it had raised the price at which the Company may repurchase shares under the existing plan. During the quarter ended September 30, 2005, the Company repurchased approximately 1,496,000 shares at a cost of approximately $25,215,000. On May 16, 2006, the Company announced that the Company's Board of Directors had authorized the repurchase of an additional 8,000,000 shares under the plan. On August 14, 2006, the Company announced that the Company's Board of Directors had authorized the repurchase of an additional 8,000,000 shares under the plan. During 2006, the Company repurchased approximately 15,206,000 shares at a cost of approximately $226,851,000. During 2007, the Company repurchased approximately 448,000 shares at a cost of approximately $7,328,000. Approximately 6,021,000 shares remain authorized to be repurchased under the plan.

The following is a summary of quarterly share repurchase activity under the plan to date:

Quarter Ended	Total Number of Shares Purchased (Post-Split)	Cost of Shares Purchased
March 31, 2003	830,000	$10,246,810
September 30, 2005	1,496,059	25,214,573
March 31, 2006	2,803,548	47,145,310
June 30, 2006	7,201,081	104,604,414
September 30, 2006	3,968,171	55,614,102
December 31, 2006	1,232,884	19,487,427
March 31, 2007	447,710	7,328,015
Total	17,979,453	$269,640,651

Item 6. Selected Financial Data

(in thousands, except per share data)

	2007	2006	2005	2004	2003
Net Sales	$653,933	$572,267	$536,484	$505,666	$469,019
Net Income	122,130	108,761	109,528	112,657	106,761
Earnings Per Share*	$ 0.85	$ 0.73	$ 0.70	$ 0.72	$ 0.69
Cash Dividends Declared per Common Share*	$ 0.40	$ 0.37	$ 0.35	$ 0.32	$ 0.15
Total Assets	$898,023	$785,028	$922,646	$856,859	$762,530
Long-Term Debt Outstanding at Year End	$ -	$ -	$ -	$ -	$ -

*Adjusted for 2-for-1 stock split in May 2005.

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised), "Share-Based Payment" [SFAS 123(R)] utilizing the modified prospective approach. Prior to the adoption of SFAS 123(R), we accounted for stock option grants under the recognition and measurement principles of APB Opinion No. 25 (Accounting for Stock Issued to Employees) and related interpretations, and accordingly, recognized no compensation expense for stock option grants in net income. Therefore, net income and earnings per share amounts reflect the impact of stock option compensation expense beginning in 2006.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Results of Operations.

The following table sets forth for the periods indicated certain items from the Company's Consolidated Statements of Income expressed as a percentage of net sales and the percentage change in the dollar amount of each such item from that in the indicated previous year.

	Percentage of Net Sales			Percentage Change	
	Year Ended December 31,			2007 to	2006 to
	2007	2006	2005	2006	2005
Net Sales	100.0%	100.0%	100.0%	14.3%	6.7%
Cost of Goods Sold	65.2	65.2	63.0	14.2	10.5
Gross Profit	34.8	34.8	37.0	14.4	0.2
Operating Expenses:					
Engineering, Research and Development	7.8	7.3	6.5	21.4	19.2
Selling, General and Administrative	5.4	5.4	5.1	14.2	13.2
Litigation Judgment	0.4	-	-	100.0	-
Total Operating Expenses	13.6	12.7	11.6	22.3	16.5
Operating Income	21.2	22.1	25.4	9.8	(7.2)
Other Income	6.3	5.7	4.4	25.8	37.8
Income Before Provision for Income Taxes	27.5	27.8	29.8	13.1	(0.6)
Provision for Income Taxes	8.8	8.8	9.4	14.7	(0.3)
Net Income	18.7%	19.0%	20.4%	12.3%	(0.7)%

Results of Operations: 2007 to 2006

Net Sales. Company net sales increased by $81,666,000, or 14% compared to the prior year. Automotive net sales increased by 15% on a 13% increase in auto-dimming mirror shipments, from 13,427,000 to 15,221,000 units, primarily reflecting increased penetration of interior auto-dimming mirrors with additional electronic content. North American mirror unit shipments increased by 10%, despite a 2% decline in North American automotive industry production levels, primarily due to increased penetration of interior auto-dimming mirrors for certain Big Three automakers as well as Asian transplant automakers. Overseas mirror unit shipments increased by 16% during 2007 due to increased penetration of interior and exterior auto-dimming mirrors at certain European and Asian automakers. Net sales of the Company's fire protection products were flat.

Cost of Goods Sold. As a percentage of net sales, cost of goods sold remained at 65.2% primarily reflecting purchasing cost reductions, the higher sales level leveraged over the fixed overhead costs and improved manufacturing yields, offset by annual and other automotive customer price reductions. Each factor is estimated to have impacted cost of goods sold by approximately 1-2%.

Operating Expenses. Engineering, research and development expenses increased approximately $8,941,000, and increased from 7% to 8% of net sales. Excluding Muth litigation expense of $4,788,000 and $1,008,000 in 2007 and 2006 respectively, E, R & D expenses increased 13% year over year, primarily due to additional staffing for new electronic product development, including SmartBeam, Rear Camera Display and telematics, and new vehicle programs.

Selling, general and administrative expenses increased approximately $4,398,000, but remained at 5% of net sales. S, G & A expenses increased by 14%, primarily reflecting the continued expansion of the Company's overseas sales offices to support the Company's current and future overseas sales growth, partially offset by a reduction in non-income based state taxes.

Litigation judgment expense of $2,885,000 during 2007 related to the Company's litigation with K.W. Muth and Muth Mirror Systems LLC ("Muth") relating to exterior mirrors with turn signal indicators. The turn signal feature in exterior mirrors currently represents approximately one percent of our revenues, and the litigation does not involve core Gentex technology. The trial in Wisconsin related to this case occurred during July 2007 and the Court issued its written ruling in December 2007. The Court found that Muth's U.S. patent No. 6,005,724 is invalid and unenforceable, and that Gentex's Razor Turn Signal Mirror does not infringe that patent. The Court also denied all but one of Muth's other motions with prejudice, including its motion for an injunction, and its claims for tortuous interference with its business relationships. The sole point of liability for Gentex was that the Court found that Gentex breached one provision of the alliance agreement it has with Muth, and entered a judgment against Gentex, on January 24, 2008, granting Muth damages in the amount of $2,885,000.

On February 15, 2008, the Company entered into a Settlement And Release And Covenants Not To Sue ("Agreement") with Muth whereby the parties agreed to settle the Court's judgment against Gentex for damages at a reduced amount of $2,550,000. In addition, under the Agreement the parties each agreed to: grant the other party a ten-year covenant not to sue for each Company's core business, to release each other from all claims that occurred in the past, and not appeal the Court's rulings. This Agreement is subject to Bankruptcy Court approval. The adjustment to the original judgement for damages (the amount of which is set forth in the preceeding paragraph) will be reflected in our financial results after the Court approves the Agreement. Due to the immaterial nature of the reduced judgement for damages, the financial statement footnotes do not address this change.

Other Income – Net. Investment income increased $1,773,000 in 2007, primarily due to increased year-end mutual fund distribution income. Other income increased $6,624,000 in 2007, primarily due to realized gains on the sale of equity investments.

Taxes. The provision for federal income taxes varied from the statutory rate in 2007 primarily due to the domestic manufacturing deduction and stock option expense tax benefit.

Net Income. Net income increased by $13,369,000, or 12% year over year, primarily due to increased sales and an increase in other income.

Results of Operations: 2006 to 2005

Net Sales. Company net sales increased by $35,783,000, or 7% compared to the prior year. Automotive net sales increased by 7% on a 7% increase in mirror shipments, from 12,570,000 to 13,427,000 units, primarily reflecting increased penetration of interior and exterior auto-dimming mirrors on European and Asian vehicles. North American mirror unit shipments increased by 1%, primarily due to takeover business from Magna Donnelly at General Motors partially offset by lower customer production volumes on light trucks and sport utility vehicles in North America. Overseas unit shipments increased by 12% during 2006 due to increased penetration at certain European and Asian automakers. Net sales of the Company's fire protection products increased 1%, primarily due to stronger sales of certain signal products.

Cost of Goods Sold. As a percentage of net sales, cost of goods sold increased from 63% to 65% primarily reflecting the impact of automotive customer price reductions. For the year ended December 31, 2006, stock option expense impacted cost of goods sold by $2,266,000. Effective January 1, 2006, the Company adopted SFAS 123(R).

Operating Expenses. Engineering, research and development expenses increased approximately $6,714,000, but remained at 7% of net sales. Excluding stock option expense of $2,503,000, E,R & D expenses increased by 12%, primarily due to additional staffing for new electronic product development, including SmartBeam and telematics and new vehicle programs. Selling, general and administrative expenses increased approximately $3,596,000, but remained at 5% of net sales. Excluding stock option expense of $2,290,000, S, G & A expenses increased by 5%, primarily reflecting the continued expansion of the Company's overseas sales offices to support the Company's current and future overseas sales growth, partially offset by a reduction in non-income based state taxes.

Other Income – Net. Investment income increased $3,715,000 in 2006, primarily due to increased interest income due to higher interest rates, partially offset by lower investable funds. Other income increased $5,212,000 in 2006, primarily due to realized gains on the sale of equity investments.

Taxes. The provision for federal income taxes varied from the statutory rate in 2006 primarily due to Extra Territorial Income (ETI) Exclusion Act exempted taxable income from increased foreign sales and the domestic manufacturing deduction.

Net Income. Net income decreased by $767,000, or 1%. Excluding stock option expense of $4,555,000, the Company's net income increased by 3% primarily reflecting the increase in other income, partially offset by decreased gross margin primarily due to the impact of automotive customer price reductions.

Liquidity and Capital Resources

The Company's financial condition throughout the periods presented has remained very strong.

The Company's current ratio decreased from 7.8 as of December 31, 2006, to 7.7 as of December 31, 2007, primarily as a result of the increase in accounts payable and accrued liabilities mostly offset by an increase in cash and cash equivalents primarily from operations.

Cash flow from operating activities for the year ended December 31, 2007, increased $17,280,000 to $148,721,000, compared to $131,440,000 for the same period last year, primarily due to increased net income. Capital expenditures for the year ended December 31, 2007, increased to $54,524,000, compared to $48,193,000 for the same period last year, primarily due to the building expansion to its automotive exterior mirror manufacturing facility. The Company currently anticipates capital expenditures of approximately $45-50 million for equipment during 2008, to be financed from existing cash and/or cash equivalents on hand.

Cash and cash equivalents as of December 31, 2007, increased approximately $72,217,000 compared to December 31, 2006, primarily due to cash flow from operations, partially offset by cash dividends paid.

Accounts payable as of December 31, 2007, increased approximately $6,650,000 compared to December 31, 2006, primarily due to increased production levels and capital spending.

Accrued liabilities as of December 31, 2007, increased approximately $4,350,000, primarily due to an accrued liability for litigation judgement (see discussion under "Results of Operations – 2007 to 2006").

The increase in plant and equipment as of December 31, 2007, compared to December 31, 2006, is primarily due to new manufacturing equipment and the building expansion construction to its automotive exterior mirror manufacturing facility.

Management considers the Company's working capital of approximately $460,131,000 and long-term investments of approximately $155,384,000 at December 31, 2007, together with internally generated cash flow and an unsecured $5,000,000 line of credit from a bank, to be sufficient to cover anticipated cash needs for the next year and for the foreseeable future.

On October 8, 2002, the Company announced a share repurchase plan, under which it may purchase up to 8,000,000 shares (post-split) based on a number of factors, including market conditions, the market price of the Company's common stock, anti-dilutive effect on earnings, available cash and other factors that the Company deems appropriate. On July 20, 2005, the Company announced that it had raised the price at which the Company may repurchase shares under the existing plan. On May 16, 2006, the Company announced that the Company's Board of Directors had authorized the repurchase of an additional 8,000,000 shares under the plan. On August 14, 2006, the Company announced that the Company's Board of Directors had authorized the repurchase of an additional 8,000,000 shares under the plan.

The following is a summary of quarterly share repurchase activity under the plan to date:

Quarter Ended	Total Number of Shares Purchased (Post-Split)	Cost of Shares Purchased
March 31, 2003	830,000	$10,246,810
September 30, 2005	1,496,059	25,214,573
March 31, 2006	2,803,548	47,145,310
June 30, 2006	7,201,081	104,604,414
September 30, 2006	3,968,171	55,614,102
December 31, 2006	1,232,884	19,487,427
March 31, 2007	447,710	7,328,015
Total	17,979,453	$269,640,651

6,020,547 shares remain authorized to be repurchased under the plan.

Inflation, Changing Prices and Other

The Company generally supplies auto-dimming mirrors to its customers worldwide under annual blanket purchase orders. During 2005, the Company negotiated an extension to its long-term agreement with General Motors (GM) in the ordinary course of the Company's business. Under the extension, the Company was sourced virtually all the interior auto-dimming rearview mirrors programs for GM and its worldwide affiliates through August 2009, except for two low-volume models that had previously been awarded to a competitor under a lifetime contract. The new business also included the GMT360 program, which is the mid-size truck/SUV platform that previously did not offer auto-dimming mirrors. The GM programs were transferred to the Company by the 2007 model year. The Company also negotiated a price reduction for the GM OnStar® feature in its auto-dimming mirrors, effective January 1, 2005, in connection with GM's stated plan to make their OnStar system standard across their vehicle models over the next several years.

The Company has a long-term agreement with Daimler AG (formerly DaimlerChrysler AG) in the ordinary course of the Company's business. Under the agreement, the Company will be sourced virtually all interior and exterior auto-dimming mirror business at Mercedes and Chrysler through December 2009. The Company's exterior auto-dimming mirror sub-assemblies are supplied by means of sales to exterior mirror suppliers. During 2007, the Company negotiated an extension to its global supply agreement with Chrysler LLC in the ordinary course of the Company's business. Under the extension, the Company will be sourced virtually all Chrysler interior auto-dimming rearview mirrors through 2015. From publicly available information, the Company does not believe that the Daimler sale of the Chrysler unit will significantly impact the Company's current business with Chrysler or Mercedes in the near term, but there may be other information of which the Company is not aware.

The Company negotiated a multi-sourcing agreement with Ford Motor Company in the ordinary course of the Company's business. Under the agreement, the Company was sourced all existing interior auto-dimming rearview mirror programs as well as a number of new interior auto-dimming rearview mirror programs during the agreement term which ends December 31, 2008.

The Company currently estimates that top line revenue growth will be approximately 10% higher in calendar 2008 compared with calendar 2007 based on our current forecast of product mix. These estimates are based on light vehicle production forecasts in the regions to which the Company ships product, as well as the estimated option rates for its mirrors on prospective vehicle models and anticipated product mix. Uncertainties, including vehicle production and sales rates at the traditional Big Three automakers in North America, make it difficult to forecast in the short-term. The Company also estimates that engineering, research and development expenses, excluding Muth litigation costs, are currently expected to increase approximately 15% in calendar year 2008 compared to calendar year 2007.

The Company utilizes the light vehicle production forecasting services of CSM Worldwide, and CSM's current forecasts for light vehicle production for calendar 2008 are approximately 14.4 million units for North America, 21.9 million for Europe and 14.9 million for Japan and Korea.

The Company does not have any significant off-balance sheet arrangements or commitments that have not been recorded in its consolidated financial statements.

Market Risk Disclosure

The Company is subject to market risk exposures of varying correlations and volatilities, including foreign exchange rate risk, interest rate risk and equity price risk.

The Company has some assets, liabilities and operations outside the United States, including a Euro denominated account, which currently are not significant. Because the Company sells its automotive mirrors throughout the world, it could be significantly affected by weak economic conditions in foreign markets that could reduce demand for its products.

Most of the Company's non-U.S. sales are invoiced and paid in U.S. dollars; during 2007, approximately 15% of the Company's net sales were invoiced and paid in European euros. The Company currently expects that approximately 16% of the Company's net sales in 2008 will be invoiced and paid in European euros. The Company does not currently engage in hedging activities.

The Company manages interest rate risk and default risk in its fixed-income investment portfolio by investing in shorter-term maturities and investment grade issues. The Company's fixed-income investments' maturities at fair value (000,000), and average interest rates are as follows:

	2008	2009	2010	2011	Total Balance as of December 31, 2007	2006
U.S. Government						
Amount	-	-	-	-	-	-
Average Interest Rate	-	-			-	-
Government Agency						
Amount	$29.0	-	-	-	$29.0	$9.0
Average Interest Rate	5%	-			5%	5%
Municipal						
Amount	-	-	-	-	-	-
Average Interest Rate*	-	-			-	-
Certificates of Deposit						
Amount	$49.0	-	-	-	$49.0	$71.2
Average Interest Rate	5%	-	-	-	5%	5%
Corporate						
Amount	$0.3	-	-	-	$0.3	$0.3
Average Interest Rate	7%	-		-	7%	7%
Other						
Amount	$2.0	-	-	-	$2.0	$2.5
Average Interest Rate	5%	-	-	-	5%	5%

*After-tax

Most of the Company's equity investments are managed by a number of outside equity fund managers who invest primarily in large capitalization companies trading on the U.S. stock markets.

Contractual Obligations and Other Commitments

The Company has the following contractual obligations and other commitments (000,000) as of December 31, 2007:

	Total	Less than 1 Year	1-3 Years	After 3 Years
Long-term debt	$ -	$ -	$ -	$ -
Operating leases	1.0	.6	.3	.1
Purchase obligations*	50.8	50.8	-	-
Dividends payable	15.2	15.2	-	-
	$67.0	$66.6	$0.3	$0.1

*Primarily for inventory parts and capital equipment.

Critical Accounting Policies.

The Company's significant accounting policies are described in Note 1 to the consolidated financial statements. The policies described below represent those that are broadly applicable to its operations and involve additional management judgment due to the sensitivity of the methods, assumptions and estimates necessary in determining the related amounts.

Revenue Recognition. The Company recognizes revenue in accordance with SEC Staff Accounting Bulletin No. 104, *Revenue Recognition in Financial Statements*, as amended. Accordingly, revenue is recognized based on the terms of the customer purchase order that indicates title to the product and risk of ownership passes to the customer upon shipment. Sales are shown net of returns, which have not historically been significant. The Company does not generate sales from sale arrangements with multiple deliverables.

Inventories. Estimated inventory allowances for slow-moving and obsolete inventories are based on current assessments of future demands, market conditions and related management initiatives. If market conditions or customer requirements change and are less favorable than those projected by management, inventory allowances are adjusted accordingly.

Investments. The Company's investment committee regularly reviews its fixed income and equity investment portfolio for any unrealized losses that would be deemed other-than-temporary and require the recognition of an impairment loss in income. Management uses criteria such as the period of time that securities have been in an unrealized loss position, types of securities and their related industries, as well as published investment ratings and analyst reports to evaluate their portfolio. Management considers the unrealized losses at December 31, 2007, to be temporary in nature.

Self Insurance. The Company is self-insured for health and workers' compensation benefits up to certain stop-loss limits. Such costs are accrued based on known claims and an estimate of incurred, but not reported (IBNR) claims. IBNR claims are estimated using historical lag information and other data provided by claims administrators. This estimation process is subjective, and to the extent that future actual results differ from original estimates, adjustments to recorded accruals may be necessary.

Stock-Based Compensation. Effective January 1, 2006, the Company accounts for stock-based compensation in accordance with the fair value recognition provisions of SFAS No. 123(R). The Company utilizes the Black-Scholes model, which requires the input of subjective assumptions. These assumptions include estimating (a) the length of time employees will retain their vested stock options before exercising them ("expected term"), (b) the volatility of the Company's common stock price over the expected term, (c) the number of options that will ultimately not complete their vesting requirements ("forfeitures") and (d) expected dividends. Changes in the subjective assumptions can materially affect the estimate of fair value of stock-based compensation and consequently, the related amounts recognized on the consolidated condensed statements of operations.

Item 7. A. Quantitative and Qualitative Disclosures About Market Risk.

See "*Market Risk Disclosure*" in Management's Discussion and Analysis (Item 7).

Item 8. Financial Statements and Supplementary Data.

The following financial statements and reports of independent registered public accounting firm are filed with this report as pages 31 through 48 following the signature page:

Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

Consolidated Balance Sheets as of December 31, 2007 and 2006

Consolidated Statements of Income for the years ended December 31, 2007, 2006 and 2005

Consolidated Statements of Shareholders' Investment for the years ended December 31, 2007, 2006 and 2005

Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2006 and 2005

Notes to Consolidated Financial Statements

Selected quarterly financial data for the past two years appears in the following table:

Quarterly Results of Operations
(in thousands, except per share data)

	First		Second		Third		Fourth	
	2007	2006	2007	2006	2007	2006	2007	2006
Net Sales	$157,206	$139,021	$163,480	$142,391	$162,525	$141,266	$170,723	$149,590
Gross Profit	54,579	48,233	57,697	50,896	57,002	47,879	58,420	52,096
Operating Income	33,937	30,282	36,518	33,421	34,637	29,605	33,724	33,139
Net Income	29,498	26,371	30,956	27,236	29,826	24,338	31,850	30,816
Earnings Per Share*	$ .21	$ .17	$ .22	$ .18	$ .21	$ .17	$ .22	$ .22

*Diluted

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Not applicable.

Item 9A. Controls and Procedures.

Disclosure Controls and Procedures.

As of December 31, 2007, an evaluation was performed under the supervision and with the participation of the Company's management, including the CEO and CFO, of the effectiveness of the design and operation of the Company's disclosure controls and procedures [(as defined in Exchange Act Rules 13a – 15(e) and 15d – 15(e)]. Based on that evaluation, the Company's management, including the CEO and CFO, concluded that the Company's disclosure controls and procedures were adequate and effective as of December 31, 2007, to ensure that material information relating to the Company would be made known to them by others within the Company, particularly during the period in which this Form 10-K was being prepared. During the period covered by this annual report, there have been no changes in the Company's internal controls over financial reporting that have materially affected or are likely to materially affect the Company's internal controls over financial reporting. There have been no significant changes in the Company's internal controls or in other factors that could significantly affect internal controls subsequent to December 31, 2007.

Management's Report on Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control – Integrated Framework* our management concluded that our internal control over financial reporting was effective as of December 31, 2007. The effectiveness of the Company's internal control over financial reporting as of December 31, 2007, has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report, which is included on page 32 hereof.

Item 9B. Other Information.

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Information relating to executive officers is included in this report in the last section of Part I under the caption "Executive Officers of the Registrant". Information relating to directors appearing under the caption "Election of Directors" in the definitive Proxy Statement for the 2008 Annual Meeting of Shareholders and filed with the Commission within 120 days after the Company's fiscal year end, December 31, 2007 (the "Proxy Statement"), is hereby incorporated herein by reference. No changes were made to the procedures by which shareholders may recommend nominees for the Board of Directors. Information concerning compliance with Section 16(a) of the Securities and Exchange Act of 1934 appearing under the caption "Section 16(A) Beneficial Ownership Reporting Compliance" in the definitive Proxy Statement is hereby incorporated herein by reference. Information relating to the Company's Audit Committee concerning whether at least one member of the Audit Committee is an "audit committee financial expert" as that term is defined under Item 407 (d)(5) of Regulation S-K appearing under the caption "Corporate Governance – Audit Committee" in the definitive Proxy Statement is hereby incorporated by reference.

The Company has adopted a Code of Ethics that applies to its principal executive officer, principal financial officer, and principal accounting officer. A copy of the Code of Ethics for Certain Senior Officers is available without charge, upon written request, from the Corporate Secretary of the Company, 600 N. Centennial Street, Zeeland, Michigan 49464. The Company intends to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of this Code of Ethics by posting such information on its website. Information contained in the Company's website, whether currently posted or posted in the future, is not part of this document or the documents incorporated by reference in this document.

Item 11. Executive Compensation.

The information contained under the caption "Compensation Committee Report", "Compensation Discussion and Analysis," "Executive Compensation" and "Compensation Committee Interlocks and Insider Participation" contained in the definitive Proxy Statement is hereby incorporated herein by reference. The "Compensation Committee Report" shall not be deemed to be soliciting material or to be filed with the commission.

Item 12. Security Ownership of Certain Beneficial Owners and Equity Compensation Plan Information.

The information contained under the captions "Securities Ownership of Management", "Common Stock Ownership of Certain Beneficial Owners", and "Equity Compensation Plan Summary" contained in the definitive Proxy Statement is hereby incorporated herein by reference. There are no arrangements known to the registrant, the operation of which may at a subsequent date result in a change in control.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information contained under the caption "Certain Transactions" contained in the definitive Proxy Statement is hereby incorporated herein by reference. The information contained under the caption "Election of Directors" contained in the definitive proxy statement is hereby incorporated by reference.

Item 14. Principal Accounting Fees and Services.

Information regarding principal accounting fees and services set forth under the caption "Ratification of Appointment of Independent Auditors – Principal Accounting Fees and Services" in the definitive Proxy Statement is hereby incorporated herein by reference. Information concerning the policy adopted by the Audit Committee regarding the pre-approval of audit and non-audit services provided by the Company's independent auditors set forth under the caption "Corporate Governance – Audit Committee" in the definitive Proxy Statement is hereby incorporated by reference.

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K.

(a) 1. Financial Statements. See Item 8.

2. Financial Statements Schedules. None required or not applicable.

3. Exhibits. See Exhibit Index located on page 49.

(b) See (a) above.

(c) See (a) above.

SIGNATURES

Pursuant to the requirements of Section 13 of 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 21, 2008

GENTEX CORPORATION

By: /s/ Fred Bauer
Fred Bauer, Chairman and Principal Executive Officer

and

/s/ Steven Dykman
Steven Dykman, Vice President-Finance and Principal Financial and Accounting Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below on this 21st day of February, 2008, by the following persons on behalf of the registrant and in the capacities indicated.

Each Director of the registrant whose signature appears below hereby appoints Enoch Jen and Steve Dykman, each of them individually, as his attorney-in-fact to sign in his name and on his behalf, and to file with the Commission any and all amendments to this report on Form 10-K to the same extent and with the same effect as if done personally.

/s/ Fred Bauer Fred Bauer	Director
/s/ Gary Goode Gary Goode	Director
/s/ Kenneth La Grand Kenneth La Grand	Director
/s/ Arlyn Lanting Arlyn Lanting	Director
/s/ John Mulder John Mulder	Director
/s/ Rande Somma Rande Somma	Director
/s/ Fred Sotok Fred Sotok	Director
/s/ Wallace Tsuha Wallace Tsuha	Director
/s/ James Wallace James Wallace	Director

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Gentex Corporation:

We have audited the accompanying consolidated balance sheets of Gentex Corporation and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders' investment and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Gentex Corporation and subsidiaries at December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, in 2006 the Company changed its method of accounting for share-based payments in connection with the required adoption of Statement of Financial Accounting Standards No. 123(R).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Gentex Corporation's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 8, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Grand Rapids, Michigan
February 8, 2008

Report of Independent Registered Public Accounting Firm
On Internal Control Over Financial Reporting

The Board of Directors and Shareholders of Gentex Corporation:

We have audited Gentex Corporation's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Gentex Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Gentex Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Gentex Corporation as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders' investment, and cash flows for each of the three years in the period ended December 31, 2007 of Gentex Corporation and our report dated February 8, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Grand Rapids, Michigan
February 8, 2008

GENTEX CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2007 AND 2006

ASSETS

	2007	2006
CURRENT ASSETS:		
Cash and cash equivalents	$317,717,093	$245,499,783
Short-term investments	80,271,688	82,727,927
Accounts receivable	64,181,511	58,337,396
Inventories	48,049,560	48,805,398
Prepaid expenses and other	18,274,096	11,507,590
Total current assets	528,493,948	446,878,094
PLANT AND EQUIPMENT:		
Land, buildings and improvements	101,215,484	95,998,488
Machinery and equipment	260,619,845	231,526,281
Construction-in-process	26,331,641	12,393,019
	388,166,970	339,917,788
Less-Accumulated depreciation and amortization	(182,557,299)	(155,783,415)
	205,609,671	184,134,373
OTHER ASSETS:		
Long-term investments	155,384,009	146,215,929
Patents and other assets, net	8,535,052	7,800,004
	163,919,061	154,015,933
	$898,022,680	$785,028,400

LIABILITIES AND SHAREHOLDERS' INVESTMENT

	2007	2006
CURRENT LIABILITIES:		
Accounts payable	$ 30,531,649	$ 23,881,973
Accrued liabilities:		
Salaries, wages and vacation	5,149,599	4,288,825
Income taxes	3,671,258	4,744,765
Royalties	5,685,468	5,091,886
Dividends declared	15,199,200	13,535,237
Other	8,125,531	5,820,292
Total current liabilities	68,362,705	57,362,978
DEFERRED INCOME TAXES	22,847,779	24,971,133
SHAREHOLDERS' INVESTMENT:		
Preferred stock, no par value, 5,000,000 shares authorized; none issued or outstanding	-	-
Common stock, par value $.06 per share; 200,000,000 shares authorized; 144,754,288 shares issued and outstanding in 2007 and 142,476,181 shares issued and outstanding in 2006	8,685,257	8,548,571
Additional paid-in capital	245,502,960	196,901,488
Retained earnings	530,290,281	472,192,400
Accumulated other comprehensive income:		
Unrealized gain on investments	19,527,380	23,246,788
Cumulative translation adjustment	2,806,318	1,805,042
Total shareholders' investment	806,812,196	702,694,289
	$898,022,680	$785,028,400

The accompanying notes are an integral part of these consolidated financial statements.

GENTEX CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

	2007	2006	2005
NET SALES	$653,933,236	$572,267,073	$536,483,974
COST OF GOODS SOLD	426,236,241	373,163,484	337,843,632
Gross profit	227,696,995	199,103,589	198,640,342
OPERATING EXPENSES:			
Engineering, research and development	50,715,057	41,773,792	35,059,401
Selling, general and administrative	35,280,846	30,882,821	27,286,404
Litigation judgment	2,885,329	0	0
Total operating expenses	88,881,232	72,656,613	62,345,805
Income from operations	138,815,763	126,446,976	136,294,537
OTHER INCOME:			
Interest and dividend income	25,777,667	24,004,833	20,289,908
Other, net	15,145,338	8,521,789	3,310,066
Total other income	40,923,005	32,526,622	23,599,974
Income before provision for income taxes	179,738,768	158,973,598	159,894,511
PROVISION FOR INCOME TAXES	57,608,747	50,212,596	50,367,000
NET INCOME	$122,130,021	$108,761,002	$109,527,511
EARNINGS PER SHARE:			
Basic	$ 0.85	$ 0.74	$ 0.70
Diluted	$ 0.85	$ 0.73	$ 0.70
Cash Dividends Declared per Share	$ 0.40	$ 0.37	$ 0.35

The accompanying notes are an integral part of these consolidated financial statements.

GENTEX CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF SHAREHOLDERS' INVESTMENT
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Comprehensive Income (Loss)	Retained Earnings	Deferred Compensation	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Investment
BALANCE AS OF DECEMBER 31, 2004	77,866,751	$4,672,005	$175,266,114		$591,546,326	($5,407,851)	$17,203,378	$783,279,972
Issuance of common stock and the tax benefit of stock plan transactions	1,652,948	99,177	25,641,802		-	(1,069,507)	-	24,671,472
2 for 1 Common Stock Split	78,020,342	4,681,221	(4,681,221)		-	-	-	-
Repurchases of common stock	(1,496,059)	(39,764)	(1,750,389)		(23,374,420)	-	-	(25,214,573)
Dividends declared ($.35 per share)	-	-	-		(54,397,642)	-	-	(54,397,642)
Amortization of deferred compensation	-	-	-		-	1,629,699	-	1,629,699
Comprehensive income:								
Net income	-	-	-	$109,527,511	109,527,511	-	-	109,527,511
Other comprehensive income (loss):								
Foreign currency translation adjustment	-	-	-	(1,138,244)	-	-	-	-
Unrealized gain on investments, net of tax of $1,743,097	-	-	-	3,237,180	-	-	-	-
Other comprehensive income	-	-	-	2,098,936	-	-	2,098,936	2,098,936
Comprehensive income	-	-	-	$111,626,447	-	-	-	-
BALANCE AS OF DECEMBER 31, 2005	156,043,982	9,362,639	194,476,306		623,301,775	(4,847,659)	19,302,314	841,595,375
Reclassification of Deferred Compensation upon adopting [SFAS123(R)]	-	-	(4,847,659)		-	4,847,659	-	-
Issuance of common stock and the tax benefit of stock plan transactions	1,637,883	98,273	18,854,905		-	-	-	18,953,178
Stock-based compensation expense related to stock options, employee stock purchases and restricted stock	-	-	8,481,871		-	-	-	8,481,871
Repurchases of common stock	(15,205,684)	(912,341)	(20,063,935)		(205,874,977)	-	-	(226,851,253)
Dividends declared ($.37 per share)	-	-	-		(53,995,400)	-	-	(53,995,400)
Comprehensive income:								
Net income	-	-	-	$ 108,761,002	108,761,002	-	-	108,761,002
Other comprehensive income (loss):								
Foreign currency translation adjustment	-	-	-	1,298,088	-	-	-	-
Unrealized gain on investments, net of tax of $2,396,923	-	-	-	4,451,428	-	-	-	-
Other comprehensive income	-	-	-	5,749,516	-	-	5,749,516	5,749,516
Comprehensive income	-	-	-	$ 114,510,518	-	-	-	-
BALANCE AS OF DECEMBER 31, 2006	142,476,181	8,548,571	196,901,488		472,192,400	-	25,051,830	702,694,289
Issuance of common stock and the tax benefit of stock plan transactions	2,725,817	163,549	39,925,919		-	-	-	40,089,468
Stock-based compensation expense related to stock options, employee stock purchases and restricted stock	-	-	9,293,394		-	-	-	9,293,394
Repurchases of common stock	(447,710)	(26,863)	(617,841)		(6,683,311)	-	-	(7,328,015)
Dividends declared ($.40 per share)	-	-	-		(57,348,829)	-	-	(57,348,829)
Comprehensive income:								
Net income	-	-	-	$ 122,130,021	122,130,021	-	-	122,130,021
Other comprehensive income (loss):								
Foreign currency translation adjustment	-	-	-	1,001,276	-	-	-	-
Unrealized gain (loss) on investments, net of tax of ($2,002,756)	-	-	-	(3,719,408)	-	-	-	-
Other comprehensive income (loss)	-	-	-	(2,718,132)	-	-	(2,718,132)	(2,718,132)
Comprehensive income	-	-	-	$ 119,411,889	-	-	-	-
BALANCE AS OF DECEMBER 31, 2007	144,754,288	$8,685,257	$245,502,960		$530,290,281	-	$22,333,698	$806,812,196

The accompanying notes are an integral part of these consolidated financial statements.

GENTEX CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$122,130,021	$108,761,002	$109,527,511
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	32,435,258	27,762,710	23,823,327
Loss on disposal of assets	598,902	117,872	420,522
Gain on sale of investments	(17,126,885)	(11,041,851)	(5,710,679)
Loss on sale of investments	4,130,927	4,674,676	2,511,060
Deferred income taxes	(2,926,921)	(1,754,219)	(2,172,589)
Stock based compensation expense related to employee stock options,employee stock purchases and restricted stock	9,293,394	8,481,871	1,629,699
Tax benefit of stock plan transactions	0	0	3,180,230
Excess tax benefits from stock based compensation	(338,648)	(235,410)	0
Change in operating assets and liabilities:			
Accounts receivable	(5,844,115)	2,587,041	(4,832,107)
Inventories	755,838	(8,968,576)	(9,236,033)
Prepaid expenses and other	(3,960,185)	1,071,317	491,532
Accounts payable	6,649,676	274,046	3,758,358
Accrued liabilities	2,923,367	(290,328)	2,853,627
Net cash provided by operating activities	148,720,629	131,440,151	126,244,458
CASH FLOWS FROM INVESTING ACTIVITIES:			
Activity in available-for-sale securities:			
Sales proceeds	67,900,543	60,550,849	30,057,962
Maturities and calls	88,200,000	64,240,000	101,159,061
Purchases	(155,538,587)	(140,662,282)	(101,378,452)
Plant and equipment additions	(54,524,322)	(48,193,083)	(53,533,235)
Proceeds from sale of plant and equipment	368,005	500,665	1,141,013
Decrease (increase) in other assets	(86,912)	308,855	(2,046,876)
Net cash provided by (used for) investing activities	(53,681,273)	(63,254,996)	(24,600,527)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Issuance of common stock from stock plan transactions	40,089,468	18,953,178	21,491,243
Cash dividends paid	(55,922,147)	(54,704,400)	(53,777,627)
Repurchases of common stock	(7,328,015)	(226,851,253)	(25,214,573)
Excess tax benefits from stock based compensation	338,648	235,410	0
Net cash provided by (used for) financing activities	(22,822,046)	(262,367,065)	(57,500,957)
NET INCREASE(DECREASE) IN CASH AND CASH EQUIVALENTS	72,217,310	(194,181,910)	44,142,974
CASH AND CASH EQUIVALENTS, Beginning of year	245,499,783	439,681,693	395,538,719
CASH AND CASH EQUIVALENTS, End of year	$317,717,093	$245,499,783	$439,681,693

The accompanying notes are an integral part of these consolidated financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

The Company

Gentex Corporation designs, develops, manufactures and markets proprietary electro-optical products: automatic-dimming rearview mirrors for the automotive industry and fire protection products for the commercial building industry. A substantial portion of the Company's net sales and accounts receivable result from transactions with domestic and foreign automotive manufacturers and tier one suppliers. The Company's fire protection products are primarily sold to domestic distributors and original equipment manufacturers of fire and security systems. The Company does not require collateral or other security for trade accounts receivable.

Significant accounting policies of the Company not described elsewhere are as follows:

Consolidation

The consolidated financial statements include the accounts of Gentex Corporation and all of its wholly-owned subsidiaries (together the "Company"). All significant intercompany accounts and transactions have been eliminated.

Cash Equivalents

Cash equivalents consist of funds invested in bank accounts and money market funds that have daily liquidity.

Investments

At December 31, 2007, investment securities are available for sale and are stated at fair value based on quoted market prices. Adjustments to the fair value of investments are recorded as increases or decreases, net of income taxes, within accumulated other comprehensive income (loss) in shareholders' investment.

The amortized cost, unrealized gains and losses, and market value of investment securities are shown as of December 31, 2007 and 2006:

		Unrealized		
2007	Cost	Gains	Losses	Market Value
Government Agency	$ 28,973,865	$ 20,401	$ -	$ 28,994,266
Certificates of Deposit	49,000,000	-	-	49,000,000
Corporate Bonds	298,890	-	(3,483)	295,407
Other Fixed Income	1,982,015	-	-	1,982,015
Equity	125,358,799	32,983,925	(2,958,715)	155,384,009
	$205,613,569	$33,004,326	$(2,962,198)	$235,655,697
2006	Cost	Gains	Losses	Market Value
Government Agency	$ 8,992,336	$ -	$ (3,796)	$ 8,988,540
Certificates of Deposit	71,200,000	-	-	71,200,000
Corporate Bonds	297,579	-	(4,926)	292,653
Other Fixed Income	2,539,387	-	-	2,539,387
Equity	110,150,262	36,173,199	(400,185)	145,923,276
	$193,179,564	$36,173,199	$(408,907)	$228,943,856

Unrealized losses on investments as of December 31, 2007, are as follows:

	Aggregate Unrealized Losses	Aggregate Fair Value
Less than one year	$2,962,198	$22,976,043
Greater than one year	-	-

(1) SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES, continued

Management has reviewed the unrealized losses in the Company's fixed-income and equity securities as of December 31, 2007, and has determined that they are temporary in nature; accordingly, no losses have been recognized in income as of December 31, 2007.

Fixed income securities as of December 31, 2007, have contractual maturities as follows:

Due within one year	$80,254,770
Due between one and five years	-
Due over five years	-
	$80,254,770

Fair Value of Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, investments, accounts receivable and accounts payable. The Company's estimate of the fair values of these financial instruments approximates their carrying amounts at December 31, 2007 and 2006.

Inventories

Inventories include material, direct labor and manufacturing overhead and are valued at the lower of first-in, first-out (FIFO) cost or market. Inventories consisted of the following as of December 31, 2007 and 2006:

	2007	2006
Raw materials	$31,098,379	$31,727,666
Work-in-process	4,555,058	4,681,714
Finished goods	12,396,123	12,396,018
	$48,049,560	$48,805,398

Allowances for slow-moving and obsolete inventories were not significant as of December 31, 2007 and 2006.

Plant and Equipment

Plant and equipment are stated at cost. Depreciation and amortization are computed for financial reporting purposes using the straight-line method, with estimated useful lives of 7 to 40 years for buildings and improvements, and 3 to 10 years for machinery and equipment.

Impairment or Disposal of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such assets are determined to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Patents

The Company's policy is to capitalize costs incurred to obtain patents. The cost of patents is amortized over their useful lives. The cost of patents in process is not amortized until issuance. Accumulated amortization was approximately $3,714,000 and $3,510,000 at December 31, 2007 and 2006, respectively. At December 31, 2007, patents had a weighted average amortization life of 12 years. Patent amortization expense was approximately $353,000, $292,000, and $233,000 in 2007, 2006 and 2005, respectively. For each of the next five years, patent amortization expense will approximate $405,000 annually.

Revenue Recognition

The Company's revenue is generated from sales of its products. Sales are recognized when the product is shipped and legal title has passed to the customer. The Company does not generate sales from arrangements with multiple deliverables.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES, continued

Advertising and Promotional Materials

All advertising and promotional costs are expensed as incurred and amounted to approximately $1,407,000, $1,250,000 and $1,458,000, in 2007, 2006 and 2005, respectively.

Repairs and Maintenance

Major renewals and improvements of property and equipment are capitalized, and repairs and maintenance are expensed as incurred. The Company incurred expenses relating to the repair and maintenance of plant and equipment of approximately $7,701,000, $6,727,000 and $5,770,000, in 2007, 2006 and 2005, respectively.

Self-Insurance

The Company is self-insured for a portion of its risk on workers' compensation and employee medical costs. The arrangements provide for stop loss insurance to manage the Company's risk. Operations are charged with the cost of claims reported and an estimate of claims incurred but not reported based upon historical claims lag information and other data.

Product Warranty

The Company periodically incurs product warranty costs. Any liabilities associated with product warranty are estimated based on known facts and circumstances and are not significant at December 31, 2007 and 2006. The Company does not offer extended warranties on its products.

Earnings Per Share

The following table reconciles the numerators and denominators used in the calculations of basic and diluted earnings per share (EPS) for each of the last three years:

	2007	2006	2005
Numerators:			
Numerator for both basic and diluted EPS, net income	$122,130,021	$108,761,002	$109,527,511
Denominators:			
Denominator for basic EPS, weighted-average common shares outstanding	143,056,704	147,950,666	155,438,834
Potentially dilutive shares resulting from stock option plans	1,013,593	543,697	1,591,790
Denominator for diluted EPS	144,070,297	148,494,363	157,030,624

For the years ended December 31, 2007, 2006 and 2005, 2,369,271, 6,564,622 and 3,517,373 shares, respectively, related to stock option plans were not included in diluted average common shares outstanding because their effect would be antidilutive.

Other Comprehensive Income (Loss)

Comprehensive income reflects the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. For the Company, comprehensive income represents net income adjusted for unrealized gains and losses on certain investments and foreign currency translation adjustments.

Foreign Currency Translation

The financial position and results of operations of the Company's foreign subsidiaries are measured using the local currency as the functional currency. Assets and liabilities are translated at the exchange rate in effect at year-end. Income statement accounts are translated at the average rate of exchange in effect during the year. The resulting translation adjustment is recorded as a separate component of shareholders' investment. Gains and losses arising from re-measuring foreign currency transactions into the appropriate currency are included in the determination of net income.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES, continued

Stock-Based Compensation Plans

At December 31, 2007, the Company had two stock option plans, a restricted plan and an employee stock purchase plan, which are described more fully in Note 6. Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised), "Share-Based Payment" [SFAS 123(R)] utilizing the modified prospective approach. Prior to the adoption of SFAS 123(R), the Company accounted for stock option grants under the recognition and measurement principles of APB Opinion No. 25 (Accounting for Stock Issued to Employees) and related interpretations, and accordingly, recognized no compensation expense for stock option grants in net income.

Under the modified prospective approach, SFAS 123(R) applies to new awards and to awards that were outstanding on December 31, 2005. Under the modified prospective approach, compensation cost recognized in 2007 and 2006 includes compensation cost for all share-based payments granted prior to, but not yet vested as of December 31, 2005, based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123, and compensation cost for all share-based payments granted subsequent to December 31, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123 (R). Prior periods were not restated to reflect the impact of adopting the new standard.

The Company's income before taxes, net income and basic and diluted earnings per share for the year ended December 31, 2007, were $7,501,492, $3,306,239 and $0.02 lower, respectively, than if we had continued to account for stock-based compensation under APB Opinion No. 25 for our stock option grants. For the year ended December 31, 2006, the Company's income before taxes, net income and basic and diluted earnings per share was $7,058,135, $4,554,731 and $.03 lower, respectively, than if we had continued to account for stock-based compensation under APB Opinion No. 25 for our stock option grants. Compensation cost capitalized as part of inventory was $95,712 and $95,111 in 2007 and 2006, respectively. The cumulative effect of the change in accounting for forfeitures was not material.

The Company receives a tax deduction for certain stock option exercises during the period the options are exercised, generally for the excess of the price at which the options are sold over the exercise price of the options. Prior to the adoption of SFAS 123(R), we reported all tax benefits resulting from the exercise of stock options as operating cash flows in our consolidated statement of cash flows. Upon adoption of SFAS 123(R) any excess benefits are required to be shown in our consolidated statement of cash flows as financing cash flows. Excess tax benefits from the exercise of stock options and vested restricted stock were $338,648 and $235,410, respectively, for 2007 and 2006 and were reported as financing cash flows rather than operating cash flows.

Net cash proceeds from the exercise of stock options and employee stock purchases were $40,089,468 and $18,953,178, respectively for 2007 and 2006. The actual income tax benefit realized from stock option exercises and vested restricted stock were $3,838,597 and $1,608,341, respectively for 2007 and 2006.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation:

	2005
Net Income, as reported	$109,527,511
Deduct: Total stock-based employee compensation expense determined under fair value-based method of all awards, net of tax effects	(19,982,017)
Pro forma net income	$ 89,545,494
Earnings per share:	
Basic – as reported	$ .70
Basic – pro forma	$ .58
Diluted – as reported	$ .70
Diluted – pro forma	$ .57

On March 30, 2005, in response to the required implementation of SFAS No. 123(R), the Company accelerated the vesting of current "under water" stock options. As a result of the vesting acceleration, approximately 2.3 million shares became immediately exercisable and an additional approximate $13.6 million of proforma stock-based employee compensation expense was recognized in the first quarter 2005, that otherwise would have been recognized as follows: $6.1 million in 2005;

(1) SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES, continued

Stock-Based Compensation Plans, continued

$4.5 million in 2006; $2.2 million in 2007 and $0.8 million in 2008-2009. The objective of this Company action was primarily to avoid recognizing compensation expense associated with these options in future financial statements, upon the Company's adoption of SFAS 123(R), effective January 1, 2006. In addition, the Company also received shareholder approval of an amendment to its Employee Stock Option Plan to allow the grant of non-qualified stock options.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Standards

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). This statement establishes a framework for measuring the fair value of assets and liabilities. This framework is intended to provide increased consistency in how fair value determinations are made under various existing accounting standards that permit, or in some cases require, estimates of fair market value. SFAS No. 157 also expands financial statement disclosure requirements about a company's use of fair value measurements, including the effect of such measure on earnings. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The adoption is not expected to have any significant effect on the Company's consolidated financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"). This statement provides a fair value option election that allows companies to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities, with changes in fair value recognized in earnings as they occur. SFAS No. 159 permits the fair value option election on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year that begins on or after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or after November 15, 2007, provided that the entity makes that choice in the first 120 days of that fiscal year; has not yet issued financial statements for any interim period of the fiscal year of adoption; and also elects to apply the provisions of SFAS No. 157. The Company is not planning to adopt the provisions of SFAS No. 159.

In June 2007, the FASB ratified the consensus on Emerging Issues Task Force (EITF) Issue No. 06-11, "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards" ("EITF 06-11"). EITF 06-11 requires companies to recognize the income tax benefit realized from dividends or dividend equivalents that are charged to retained earnings and paid to employees for non-vested equity-classified employee share-based payment awards as an increase to additional paid-in capital. EITF 06-11 is effective for fiscal years beginning after September 15, 2007. The adoption is not expected to have any significant effect on the Company's consolidated financial position or results of operations.

(2) LINE OF CREDIT

The Company has available an unsecured $5,000,000 line of credit from a bank at an interest rate equal to the lower of the bank's prime rate or 1.5% above the LIBOR rate. No borrowings were outstanding under this line in 2007 or 2006. No compensating balances are required under this line.

(3) INCOME TAXES

Effective January 1, 2007, the Company adopted the provisions of the Financial Accounting Standards Board (FASB) Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes". The implementation of FIN 48 did not have a significant impact on the Company's financial position or results of operations. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(3) INCOME TAXES, continued

Balance at January 1, 2007	$2,113,000
Additions based on tax positions related to the current year	350,000
Additions for tax positions in prior years	96,000
Reductions for tax positions in prior years	(57,000)
Reductions as a result of a lapse of the applicable statute of limitations	(518,000)
Balance at December 31, 2007	$1,984,000

If recognized, unrecognized tax benefits would affect the effective tax rate.

The Company recognizes interest and penalties related to unrecognized tax benefits through the provision for income taxes. The Company has accrued approximately $226,000 for interest as of December 31, 2007. Interest recorded during 2007 was not considered significant.

The Company is subject to periodic and routine audits in both domestic and foreign tax jurisdictions. It is reasonably possible that the amounts of unrecognized tax benefits could changes as a result of an audit. Based on the current audits in process, the payment of taxes as a result of audit settlements are not expected to have a significant impact on the Company's financial position or results of operations.

For the majority of tax jurisdictions, the Company is no longer subject to U.S. Federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2004.

The provision for income taxes is based on the earnings reported in the accompanying consolidated financial statements. The Company recognizes deferred income tax liabilities and assets for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Under this method, deferred income tax liabilities and assets are determined based on the cumulative temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates. Deferred income tax expense is measured by the net change in deferred income tax assets and liabilities during the year.

The components of the provision for income taxes are as follows:

	2007	2006	2005
Currently payable:			
Federal	$59,555,747	$51,411,596	$52,375,000
State	309,000	144,000	(246,000)
Foreign	671,000	411,000	411,000
Total	60,535,747	51,966,596	52,540,000
Net deferred:			
Primarily federal	(2,927,000)	(1,754,000)	(2,173,000)
Provision for income taxes	$57,608,747	$50,212,596	$50,367,000

The currently payable provision is further reduced by the tax benefits associated with the exercise, vesting or disposition of stock under the stock plans described in Note 6. These reductions totaled approximately $3,839,000, $1,608,000 and $3,180,000 in 2007, 2006 and 2005, respectively, and were recognized as an adjustment of additional paid-in capital.

The effective income tax rates are different from the statutory federal income tax rates for the following reasons:

	2007	2006	2005
Statutory federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal income tax benefit	0.1	0.1	(0.1)
Foreign source exempted income	-	(2.0)	(2.4)
Domestic production exclusion	(1.9)	(1.0)	(0.9)
Tax-exempt investment income	(0.4)	(0.5)	(0.6)
Other	(0.7)	-	0.5
Effective income tax rate	32.1%	31.6 %	31.5 %

The tax effect of temporary differences which give rise to deferred income tax assets and liabilities at December 31, 2007 and 2006, are as follows:

(3) INCOME TAXES (continued)

	2007		2006	
	Current	Non-Current	Current	Non-Current
Assets:				
Accruals not currently deductible	$3,834,105	$164,603	$2,676,168	$164,603
Stock based compensation	3,503,165	1,669,586	1,530,018	1,405,334
Other	1,889,468	6,760	2,038,409	14,147
Total deferred income tax assets	9,226,738	1,840,949	6,244,595	1,584,084
Liabilities:				
Excess tax over book depreciation	-	(12,702,369)	-	(12,759,431)
Patent costs	-	(1,471,614)	-	(1,278,283)
Unrealized gain on investments	-	(10,514,745)	-	(12,517,503)
Other	(955,820)	-	(779,998)	-
Net deferred incomes taxes	$8,270,918	$(22,847,779)	$5,464,597	$(24,971,133)

Income taxes paid in cash were approximately $59,162,000, $49,061,000 and $47,582,000, in 2007, 2006 and 2005, respectively.

In July 2007, the State of Michigan enacted a new business tax that will be effective January 1, 2008. The Company completed its evaluation of the new business tax provisions and it is not expected to have a significant impact on the Company's consolidated financial position or results of operations.

(4) EMPLOYEE BENEFIT PLAN

The Company has a 401(k) retirement savings plan in which substantially all of its employees may participate. The plan includes a provision for the Company to match a percentage of the employee's contributions at a rate determined by the Company's Board of Directors. In 2007, 2006 and 2005, the Company's contributions were approximately $1,849,000, $1,715,000 and $1,601,000, respectively.

The Company does not provide health care benefits to retired employees.

(5) SHAREHOLDER PROTECTION RIGHTS PLAN

The Company has a Shareholder Protection Rights Plan (the Plan). The Plan is designed to protect shareholders against unsolicited attempts to acquire control of the Company in a manner that does not offer a fair price to all shareholders.

Under the Plan, one purchase Right automatically trades with each share of the Company's common stock. Each Right entitles a shareholder to purchase 1/100 of a share of junior participating preferred stock at a price of $55, if any person or group attempts certain hostile takeover tactics toward the Company. Under certain hostile takeover circumstances, each Right may entitle the holder to purchase the Company's common stock at one-half its market value or to purchase the securities of any acquiring entity at one-half their market value. Rights are subject to redemption by the Company at $.0025 per Right and, unless earlier redeemed, will expire on March 29, 2011. Rights beneficially owned by holders of 15 percent or more of the Company's common stock, or their transferees, automatically become void.

(6) STOCK-BASED COMPENSATION PLANS

Employee Stock Option Plan

In 2004, a new Employee Stock Option Plan was shareholder approved, replacing the prior plan. The Company may grant options for up to 18,000,000 shares under its new Employee Stock Option Plan. The Company has granted options on 6,934,380 shares (net of shares from canceled options) under the new plan through December 31, 2007. Under the plans, the option exercise price equals the stock's market price on date of grant. The options vest after one to five years, and expire after five to seven years.

The fair value of each option grant in the Employee Stock Option Plan was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for the indicated periods:

(6) STOCK-BASED COMPENSATION PLANS, continued

	2007	2006	2005
Dividend yield	2.0%	2.0%	2.0%
Expected volatility	29.5%	30.0%	36.3%
Risk-free interest rate	4.4%	4.8%	4.1%
Expected term of options (in years)	4.5	4.5	4.4
Weighted-average grant-date fair value	$5	$4	$4

The Company determined that all employee groups exhibit similar exercise and post-vesting termination behavior to determine the expected term.

As of December 31, 2007, there was $11,210,575 of unrecognized compensation cost related to share-based payments which is expected to be recognized over the remaining vesting periods, with a weighted-average period of 4.2 years.

A summary of the status of the Company's employee stock option plan at December 31, 2007, 2006 and 2005, and changes during the same periods are presented in the tables and narrative below:

	2007			
	Shares 000	Wtd. Avg. Ex. Price	Wtd. Avg. Remaining Contract Life	Aggregate Intrinsic Value $000
Outstanding at Beginning of Year	10,400	$17		
Granted	1,838	19		
Exercised	(2,574)	15		$11,217
Forfeited	(364)	18		
Outstanding at End of Year	9,300	18	2.9 Yrs	$9,777
Exercisable at End of Year	5,269	$18	1.9 Yrs	$4,926

	2006			
	Shares 000	Wtd. Avg. Ex. Price	Wtd. Avg. Remaining Contract Life	Aggregate Intrinsic Value $000
Outstanding at Beginning of Year	10,510	$17		
Granted	1,691	15		
Exercised	(1,320)	13		$4,205
Forfeited	(481)	18		
Outstanding at End of Year	10,400	17	2.9 Yrs	$5,614
Exercisable at End of Year	6,904	$17	2.2 Yrs	$3,690

	2005			
	Shares 000	Wtd. Avg. Ex. Price	Wtd. Avg. Remaining Contract Life	Aggregate Intrinsic Value $000
Outstanding at Beginning of Year	10,586	$16		
Granted	1,931	17		
Exercised	(1,580)	12		$9,152
Forfeited	(427)	18		
Outstanding at End of Year	10,510	17	3.2 Yrs	$33,881
Exercisable at End of Year	7,440	$17	2.8 Yrs	$23,525

(6) STOCK-BASED COMPENSATION PLANS, continued

A summary of the status of the Company's non-vested employee stock option activity for the years ended December 31, 2007, 2006, and 2005, are presented in the table and narrative below:

	2007		2006		2005	
	Shares 000	Wtd. Avg Grant Date Fair Value	Shares 000	Wtd. Avg Grant Date Fair Value	Shares 000	Wtd. Avg Grant Date Fair Value
Nonvested stock options at Beginning of Year	3,496	$5	3,069	$6	6,598	$7
Granted	1,838	5	1,691	4	1,931	4
Vested	(1,200)	5	(1,124)	6	(5,345)	7
Forfeited	(103)	5	(140)	5	(115)	6
Nonvested stock options at End of Year	4,031	$5	3,496	$5	3,069	$6

Non-employee Director Stock Option Plan

The Company has a Non-employee Director Stock Option Plan covering 1,000,000 shares that was shareholder approved, replacing a prior plan. The Company has granted options on 363,240 shares (net of shares from canceled options) under the current plan through December 31, 2007. Under the plan, the option exercise price equals the stock's market price on date of grant. The options vest after six months, and expire after ten years.

The fair value of each option grant in the Nonemployee Director Stock Option Plans was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for the indicated periods:

	2007	2006	2005
Dividend yield	2.0%	1.8%	1.9%
Expected volatility	29.4%	30.7%	42.3%
Risk-free interest rate	4.6%	5.0%	4.1%
Expected term of options (in years)	8.3	8.9	8.6
Weighted-average grant-date fair value	$6	$6	$8

As of December 31, 2007, there was no unrecognized compensation cost related to share-based payments under this plan.

A summary of the status of the Company's Non-employee Director Stock Option Plan at December 31, 2007, 2006, and 2005, and changes during the same periods are presented in the tables and narrative below:

	2007			
	Shares 000	Wtd. Avg. Ex. Price	Wtd. Avg. Remaining Contract Life	Aggregate Intrinsic Value $000
Outstanding at Beginning of Year	341	$15		
Granted	48	18		
Exercised	(26)	7		$304
Forfeited	(-)	(-)		
Outstanding at End of Year	363	16	6.0 Yrs	$631
Exercisable at End of Year	363	$16	6.0 Yrs	$631

(6) STOCK-BASED COMPENSATION PLANS, continued

	2006			
	Shares 000	Wtd. Avg. Ex. Price	Wtd. Avg. Remaining Contract Life	Aggregate Intrinsic Value $000
Outstanding at Beginning of Year	445	$14		
Granted	48	15		
Exercised	(80)	6		$662
Forfeited	(72)	16		
Outstanding at End of Year	341	15	6.1 Yrs	$450
Exercisable at End of Year	341	$15	6.1 Yrs	$450

	2005			
	Shares 000	Wtd. Avg. Ex. Price	Wtd. Avg. Remaining Contract Life	Aggregate Intrinsic Value $000
Outstanding at Beginning of Year	510	$13		
Granted	48	18		
Exercised	(101)	10		$756
Forfeited	(12)	18		
Outstanding at End of Year	445	14	5.6 Yrs	$2,617
Exercisable at End of Year	445	$14	5.6 Yrs	$2,617

A summary of the status of the Company's non-vested non-employee director stock option plan activity for the years ended December 31, 2007, 2006, and 2005, are presented in the table and narrative below:

	2007		2006		2005	
	Shares 000	Wtd. Avg Grant Date Fair Value	Shares 000	Wtd. Avg Grant Date Fair Value	Shares 000	Wtd. Avg Grant Date Fair Value
Nonvested stock options at Beginning of Year	0	$0	0	$0	0	$0
Granted	48	6	48	6	48	8
Vested	(48)	6	(48)	6	(48)	8
Forfeited	0	0	0	0	0	0
Nonvested stock options at End of Year	0	$0	0	$0	0	$0

Employee Stock Purchase Plan

In 2003, a new Employee Stock Purchase Plan covering 1,200,000 shares was approved by the shareholders, replacing a prior plan. The Company has sold to employees 111,558 shares, 130,876 shares and 135,409 shares under the new plan in 2007, 2006, and 2005, respectively, and has sold a total of 552,685 shares under the new plan through December 31, 2007. The Company sells shares at 85% of the stock's market price at date of purchase. The weighted average fair value of shares sold in 2007 was approximately $15.79.

(6) STOCK-BASED COMPENSATION PLANS

Restricted Stock Plan

The Company has a Restricted Stock Plan covering 1,000,000 shares of common stock that was shareholder approved, the purpose of which is to permit grants of shares, subject to restrictions, to key employees of the Company as a means of retaining and rewarding them for long-term performance and to increase their ownership in the Company. Shares awarded under the plan entitle the shareholder to all rights of common stock ownership except that the shares may not be sold, transferred, pledged, exchanged or otherwise disposed of during the restriction period. The restriction period is determined by a committee, appointed by the Board of Directors, but may not exceed ten years. The Company has 590,710 shares outstanding as of December 31, 2007. During 2007, 2006, and 2005, 107,200, 182,530 and 80,700 shares, respectively, were granted with a restriction period of five years at market prices ranging from $16.25 to $19.69 in 2007, $14.00 to $17.09 in 2006, and $15.93 to $19.50 in 2005 and has unearned stock-based compensation of $5,316,486 associated with these restricted stock grants. The unearned stock-based compensation related to these grants is being amortized to compensation expense over the applicable restriction periods. Amortization of restricted stock for 2007 was $1,791,902.

(7) STOCK SPLIT

On April 1, 2005, the Company's Board of Directors declared a two-for-one stock split effected in the form of a 100% common stock dividend to shareholders of record on May 6, 2005. The stock split increased the number of shares of common stock then outstanding from 78,020,342 to 156,040,684.

Earnings per share and all share data have been restated in all prior periods to reflect this stock split.

(8) CONTINGENCIES

The Company is involved in litigation with K.W. Muth and Muth Mirror Systems LLC ("Muth") relating to exterior mirrors with turn signal indicators. The turn signal feature in exterior mirrors currently represents approximately one percent of our revenues, and the litigation does not involve core Gentex electrochromic technology. The trial in Wisconsin related to this case occurred during July 2007 and the court issued its written ruling in December 2007. The Court found that Muth's U.S. Patent No. 6,005,724 is invalid and unenforceable, and that Gentex's Razor™ Turn Signal Mirror does not infringe that patent. The Court also denied all but one of Muth's other motions with prejudice, including its motion for an injunction, and its claims for tortuous interference with its business relationships. The sole point of liability for Gentex was that the Court found that Gentex breached one provision of the alliance agreement it has with Muth, and entered a judgment against Gentex, on January 24, 2008, granting Muth damages in the amount of $2,885,329. This amount is accrued as an other accrued liability as of December 31, 2007.

In addition, the Company is periodically involved in legal proceedings, legal actions and claims arising in the normal course of business, including proceedings relating to product liability, intellectual property, safety and health, employment and other matters. Such matters are subject to many uncertainties and outcomes are not predictable. The Company does not believe however, that at the current time any of these matters constitute material pending legal proceedings that will have a material adverse effect on the financial position or future results of operations of the Company.

(9) SEGMENT REPORTING

SFAS No. 131, *"Disclosures About Segments of an Enterprise and Related Information,"* requires that a public enterprise report financial and descriptive information about its reportable operating segments subject to certain aggregation criteria and quantitative thresholds. Operating segments are defined by SFAS No. 131 as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-makers in deciding how to allocate resources and in assessing performance.

	2007	2006	2005
Revenue:			
Automotive Products			
United States	$254,455,151	$230,152,102	$236,708,606
Germany	162,465,135	127,531,636	99,339,847
Japan	59,747,941	56,547,995	52,215,691
Other	153,430,864	134,172,464	124,532,388
Other	23,834,145	23,862,876	23,687,442
Total	$653,933,236	$572,267,073	$536,483,974
Income from Operations:			
Automotive Products	$136,741,562	$121,766,143	$131,165,600
Other	2,074,201	4,680,833	5,128,937
Total	$138,815,763	$126,446,976	$136,294,537
Assets:			
Automotive Products	$305,519,359	$275,022,400	$248,568,391
Other	4,182,161	5,090,934	4,334,747
Corporate	588,321,160	504,915,066	669,742,664
Total	$898,022,680	$785,028,400	$922,645,802
Depreciation & Amortization:			
Automotive Products	$29,796,901	$25,218,267	$21,407,276
Other	235,582	253,879	207,336
Corporate	2,402,775	2,290,564	2,208,715
Total	$32,435,258	$27,762,710	$23,823,327
Capital Expenditures:			
Automotive Products	$52,378,659	$45,846,127	$52,966,667
Other	192,339	868,296	131,821
Corporate	1,953,324	1,478,660	434,747
Total	$54,524,322	$48,193,083	$53,533,235

Other includes Fire Protection Products and Dimmable Aircraft Windows. The Dimmable Aircraft Windows segment began during 2007 with no sales, which resulted in lower income from operations for the "Other" category.

Corporate assets are principally cash and cash equivalents, investments, deferred income taxes and corporate fixed assets. Substantially all long-lived assets are located in the U.S.

Automotive Products revenues in the "Other" category are sales to automotive manufacturing plants in Canada, Mexico and Korea, as well as other foreign automotive customers. Most of the Company's non-U.S. sales are invoiced and paid in U.S. dollars. During 2007, approximately 15% of the Company's net sales were invoiced and paid in European euros.

During the years presented, the Company had four automotive customers, which individually accounted for 10% or more of net sales as follows:

	Customer			
	General Motors	Daimler AG	Toyota Motor Corporation	BMW
2007	19%	*15%	13%	12%
2006	22%	15%	13%	12%
2005	24%	12%	14%	11%

* Includes Chrysler through the date of sale.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION	PAGE
3(a)(1)	Registrant's Restated Articles of Incorporation, adopted on August 20, 2004, were filed as Exhibit 3(a) to Registrant's Report on Form 10-Q dated November 2, 2004, and the same is hereby incorporated herein by reference.	
3(b)(1)	Registrant's Bylaws as amended and restated February 27, 2003, was filed as Exhibit 3(b)(1) to Registrant's report on Form 10-Q dated May 5, 2003, and the same is hereby incorporated herein by reference.	
4(a)	A specimen form of certificate for the Registrant's common stock, par value $.06 per share, was filed as part of a Registration Statement (Registration Number 2-74226C) as Exhibit 3(a), as amended by Amendment No. 3 to such Registration Statement, and the same is hereby incorporated herein by reference.	
4(b)	Amended and Restated Shareholder Protection Rights Agreement, dated as of March 29, 2001, including as Exhibit A the form of Certificate of Adoption of Resolution Establishing Series of Shares of Junior Participating Preferred Stock of the Company, and as Exhibit B the form of Rights Certificate and of Election to Exercise, was filed as Exhibit 4(b) to Registrant's Report on Form 10-Q on April 27, 2001, and the same is hereby incorporated herein by reference.	
10(a)(1)	A Lease, dated August 15, 1981, was filed as part of a Registration Statement (Registration Number 2-74226C) as Exhibit 9(a)(1), and the same is hereby incorporated herein by reference.	
10(a)(2)	A First Amendment to Lease, dated June 28, 1985, was filed as Exhibit 10(m) to Registrant's Report on Form 10-K dated March 18, 1986, and the same is hereby incorporated herein by reference.	
*10(b)(1)	Gentex Corporation Qualified Stock Option Plan (as amended and restated, effective February 26, 2004) was included in Registrant's Proxy Statement dated April 6, 2004, filed with the Commission on April 6, 2004, and the same is hereby incorporated herein by reference, and the same became the Gentex Corporation Employee Stock Option Plan and was amended as of March 4, 2005 by the First Amendment to the Gentex Corporation Qualified Stock Option Plan, which amendment was included in the Registrant's Proxy Statement dated April 1, 2005, filed with the Commission on April 1, 2005, and the same is incorporated herein by reference.	
*10(b)(2)	Specimen form of Grant Agreement for the Gentex Corporation Qualified Stock Option Plan (as amended and restated, effective February 26, 2004 and as amended March 4, 2005), was filed as Exhibit 10(b)(3) to Registrant's Report on Form 10-Q dated November 1, 2005, and the same is hereby incorporated herein by reference.	
*10(b)(3)	Gentex Corporation Second Restricted Stock Plan was filed as Exhibit 10(b)(2) to Registrant's Report on Form 10-Q dated April 27, 2001, and the same is hereby incorporated herein by reference.	
*10(b)(4)	Specimen form of Grant Agreement for the Gentex Corporation Restricted Stock Plan (as amended and restated, effective February 26, 2004), was filed as Exhibit 10(b)(4) to Registrant's Report on Form 10-Q dated November 2, 2004, and the same is hereby incorporated herein by reference.	
*10(b)(5)	Gentex Corporation 2002 Nonemployee Director Stock Option Plan (adopted March 6, 2002) was filed as Exhibit 10(b)(4) to Registrant's Report on Form 10-Q dated April 30, 2002, and the same is hereby incorporated herein by reference.	
*10(b)(6)	Specimen form of Grant Agreement for the Gentex Corporation 2002 Non-Employee Director Stock Option Plan (as amended and restated, effective February 26, 2004), was filed as Exhibit 10(b)(6) to Registrant's Report on Form 10-Q dated November 2, 2004, and the same is hereby incorporated herein by reference.	
10(e)	The form of Indemnity Agreement between Registrant and each of the Registrant's directors and certain officers was filed as Exhibit 10(e) to Registrant's Report on Form 10-Q dated October 31, 2002, and the same is hereby incorporated herein by reference.	
21	List of Company Subsidiaries	50
23(a)	Consent of Independent Registered Public Accounting Firm	51
31.1	Certificate of the Chief Executive Officer of Gentex Corporation pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. 1350).	52
31.2	Certificate of the Chief Financial Officer of Gentex Corporation pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. 1350).	53
32	Certificate of the Chief Executive Officer and Chief Financial Officer of Gentex Corporation pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350).	54

*Indicates a compensatory plan or arrangement.

List of Gentex Corporation Subsidiaries

1. E.C. Aviation Services, Inc., a Michigan corporation, is a wholly-owned subsidiary of Gentex Corporation.

2. Gentex Holdings, Inc., a Michigan corporation, is a wholly-owned subsidiary of Gentex Corporation.

3. Gentex GmbH, a German limited liability company, is a subsidiary 50% owned by Gentex Corporation and 50% owned by Gentex Holdings, Inc.

4. Gentex Japan, Inc., a Japanese corporation, is a wholly-owned subsidiary of Gentex Corporation.

5. Gentex Mirrors Ltd., a United Kingdom limited liability company, is a wholly-owned subsidiary of Gentex Corporation.

6. Gentex France, SAS, a French simplified liability corporation, is a wholly-owned subsidiary of Gentex Corporation.

7. Gentex Technologies Korea Co., Ltd., a Korean limited stock company, is a wholly-owned subsidiary of Gentex Corporation.

8. Gentex (Shanghai) Electronic Technology Co., Inc., a Chinese limited liability company, is a wholly-owned subsidiary of Gentex Corporation.

Exhibit 21

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 333-101642, 33-65321, 333-04661, 333-105858 and 333-118213) pertaining to various stock option and incentive plans of Gentex Corporation of our reports dated February 8, 2008, with respect to the consolidated financial statements of Gentex Corporation and subsidiaries, and the effectiveness of internal control over financial reporting of Gentex Corporation, included in this Annual Report (Form 10-K) for the year ended December 31, 2007.

/s/ Ernst & Young LLP

Grand Rapids, Michigan
February 22, 2008

Exhibit 23(a)

EXHIBIT 31.1

CERTIFICATION OF THE CHIEF EXECUTIVE OFFICER OF GENTEX COPORATION

I, Fred T. Bauer, certify that:

1. I have reviewed this annual report on Form 10-K of Gentex Corporation;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures [as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)] and internal control over financial reporting [as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)] for the registrant and have:
   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
   b) designed such internal controls over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and
   d) disclosed in this annual report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and;
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting;

Date: February 22, 2008

/s/ Fred T. Bauer
Fred T. Bauer
Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION OF THE CHIEF FINANCIAL OFFICER OF GENTEX COPORATION

I, Steven A. Dykman, certify that:

1. I have reviewed this annual report on Form 10-K of Gentex Corporation;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures [as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)] and internal control over financial reporting [as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)] for the registrant and have:
   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
   b) designed such internal controls over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of end of the period covered by this annual report based on such evaluation; and
   d) disclosed in this annual report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and;
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting;

Date: February 22, 2008

/s/ Steven A. Dykman
Steven A. Dykman
Vice President, Finance

EXHIBIT 32

CERTIFICATE PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002 (18-U.S.C. § 1350)

Each, Fred T. Bauer, Chief Executive Officer of Gentex Corporation, and Steven A. Dykman, Chief Financial Officer of Gentex Corporation, certify to the best of their knowledge and belief, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350), that:

(1) The annual report on Form 10-K for the year ended December 31, 2007, which this statement accompanies, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in this annual report on Form 10-K of the year ended December 31, 2007, fairly presents, in all material respects, the financial condition and results of operations of Gentex Corporation.

Dated: February 22, 2008

GENTEX CORPORATION

By /s/ Fred T. Bauer
Fred T. Bauer
Its Chief Executive Officer

By /s/ Steven A. Dykman
Steven A. Dykman
Its Vice President-Finance/Chief Financial Officer

A signed original of this written statement has been provided to Gentex Corporation and will be retained by Gentex Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

CORPORATE DATA

Corporate Headquarters

Gentex Corporation
600 N. Centennial Street
Zeeland, Michigan 49464
616-772-1800

Analyst/Investor Contact

Connie Hamblin,
Corporate Secretary and Vice President, Investor Relations and Corporate Communications
Gentex Corporation
600 N. Centennial Street
Zeeland, Michigan 49464
616-772-1800

Legal Counsel

Varnum Riddering, Schmidt and Howlett LLP
Bridgewater Place
333 Bridge Street, N.W.
Grand Rapids, Michigan 49503

Independent Registered Public Accounting Firm

Ernst & Young LLP
Suite 1000
171 Monroe Avenue, N.W.
Grand Rapids, Michigan 49503

Form 10-K

The Company's Annual Report filed with the Securities Exchange Commission on Form 10-K will be provided without charge to any shareholder upon written request. It is also available electronically through the Company's web site at http://www.gentex.com.

Gentex Common Stock

The Company's common stock trades on The NASDAQ Global Select Market. The common stock has traded under the symbol GNTX since December 1981. As of February 1, 2008, the Company's 144,609,387 shares of common stock were owned by 2,387 recordholders.

The Company does not have a direct stock purchase plan. Shares of the Company's common stock must be purchased through a stock broker or other registered securities representative.

Inquiries or address changes related to stock certificates should be directed to American Stock Transfer & Trust Company.

Transfer Agent

American Stock Transfer
& Trust Company
59 Maiden Lane
New York, New York 10038
800-937-5449

Annual Meeting

The Annual Meeting of Shareholders of Gentex Corporation will be held at 4:30 p.m. EST, Thursday, May 15, 2008, at The Pinnacle Center, Hudsonville, Michigan.

Vote Your Shares Online

To register to vote your shares online, visit the following Internet address and follow the directions on this site:

https://proxyvote.com

Gentex Market Participants
As of February 1, 2008

Alternet Securities Inc.
Ameritrade, Inc.
Assent LLC
Automated Trading Desk
Automated Trdg Desk Brok
Banc of America Securities
Bear, Stearns and Co Inc
BIDS TRADING L.P.
Bloomberg Tradebook LLC
BMO Capital Markets Corp.
BNP Paribas Securities Corp.
BNY Brokerage LLC.
Cantor, Fitzgerald & Co.
Charles Schwab & Co., Inc.
Citadel Derivatives Group LLC
Citigroup Global Markets Inc.
Conifer Future Trade, LLC
Credit Suisse Securities USA
D.E. Shaw Securities L.P.
Deutsche Banc Alex Brown
Domestic Securities, Inc.
E*Trade Capital Markets LLC
EBX LLC
EWT, LLC
Fimat USA, LLC
First Clearing, LLC
Fox River Execution Tehnology
GFI Securities LLC
Goldman, Sachs & Co.
Instinet, LLC
Integrity Trading, Inc.
Interactive Brokers LLC
Intrade, LLC
Investment Technology Group
J.J.B. Hilliard, W.L. Lyons
J.P. Morgan Securities Inc.
Jane Street Markets
Jefferies & Company, Inc.
Jefferies Execution Services
Kellogg Capital Group LLC
Keybanc Capital Markets Inc.
Knight Equity Markets, L.P.
Lehman Brothers Inc
Lime Brokerage LLC
Liquidnet, Inc.
Maple Partners USA, Inc.
Maxim Group LLC
Merrill Lynch Professional
Merrill Lynch, Pierce, Fenner
Midwood Securities, Inc.
Millenco
Morgan Stanley & Co., Inc.
National Financial Services
NeoNet Securities, Inc.
NYFIX Millennium, L.L.C.
Octeg, LLC
Penson Financial Services
Pershing LLC
Pulse Trading Inc.
RBC Capital Markets Corp
Robert W. Baird & Co Inc
Rom-Bo Trading Co.
Sandford C. Bernstein & Co.
SG Americas Securities LLC
Shoreline Trading Group
Susquehanna Capital Group
TD Professional Execution
Thomas Weisel Partners
Timber Hill Inc.
UBS Securities, LLC
Wachovia Capital Markets
Wedbush Morgan Securities Inc
Weeden and Co. Inc.
William Blair & Co.
Wood Gundy Corp.

OFFICERS AND DIRECTORS

Officers

Fred Bauer, 65
Chairman of the Board
and Chief Executive Officer

Enoch Jen, 56
Senior Vice President

Jim Hollars, 64
Senior Vice President,
International

Dennis Alexejun, 56
Vice President, North American
Automotive Marketing

John Arnold, 55
Vice President,
Operations

John Carter, 60
Vice President,
Mechanical Engineering

Steve Dykman, 42
Vice President,
Finance and Treasurer

Scott Edwards, 54
Vice President,
Fire Protection Products

Tom Guarr, 50
Vice President
Chemical Research

Connie Hamblin, 46
Corporate Secretary and
Vice President, Investor Relations
and Corporate Communications

Bob Knapp, 60
Vice President,
Electrical Engineering

Bruce Los, 52
Vice President,
Human Resources

Tom Ludema, 58
Vice President
Quality Assurance

Mark Newton, 48
Vice President,
Purchasing and Photonics

Bill Tonar, 56
Vice President,
Advanced Materials and
Process Development

Robert Vance, 37
Vice President,
Business Development -
Japanese Automakers

Directors

Fred Bauer, 65
Chairman of the Board
and Chief Executive Officer,
Gentex Corporation,
Zeeland, Michigan

Gary Goode, 62
Chairman,
Titan Distribution LLC
Granger, Indiana

Kenneth La Grand, 67
Retired Executive Vice President,
Gentex Corporation,
Zeeland, Michigan

Arlyn Lanting, 67
Former Vice President, Finance,
Aspen Enterprises, Ltd.,
Grand Rapids, Michigan

John Mulder, 71
Retired Vice President,
Customer Relations,
Gentex Corporation,
Zeeland, Michigan

Rande Somma, 56
Former President of Automotive
Operations Worldwide,
Johnson Controls,
Plymouth, Michigan

Frederick Sotok, 73
Retired Executive Vice President
and Chief Operating Officer,
Prince Corporation,
Holland, Michigan

Wallace Tsuha, 64
Chairman of the Board
and Chief Executive Officer,
Saturn Electronics and
Engineering, Inc.,
Auburn Hills, Michigan

James Wallace, 65
President and CEO,
Cranel Incorporated,
Columbus, Ohio

END

GENTEX
CORPORATION

600 North Centennial, Zeeland, Michigan 49464 • 616-772-1800 • www.gentex.com